Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Between

THE BANK OF PRINCETON,

and

NOAH BANK

Dated as of October 19, 2022

i

ii

Exhibits
Exhibit A	Plan of Merger
Exhibit B	Forms of Support Agreement
Exhibit C	Form of Shareholder Support Agreement
Exhibit D	Supporting Shareholders

iii

AGREEMENT AND PLAN OF MERGER

By and Between

THE BANK OF PRINCETON,

and

NOAH BANK

This AGREEMENT AND PLAN OF MERGER, dated as of the 19th day of October, 2022 (this “Agreement”), by and among The Bank of Princeton, a New Jersey-chartered commercial bank (“TBOP”), and Noah Bank, a Pennsylvania-chartered commercial bank (“Noah”) (collectively, the “Parties”).

WITNESSETH THAT:

WHEREAS, the Boards of Directors of each of TBOP and Noah deem it in the best interests of TBOP and Noah, respectively, and of their respective shareholders, that TBOP and Noah enter into an agreement pursuant to which TBOP will acquire all of the issued and outstanding shares of capital stock of Noah through the merger of a to-be-formed wholly owned subsidiary of TBOP with and into Noah, with Noah as the surviving institution (the “Merger”);

WHEREAS, TBOP intends that, immediately following the Merger, Noah will be merged with and into TBOP, with TBOP as the surviving institution;

WHEREAS, as an inducement and condition to TBOP’s entering into this Agreement, each of the directors and executive officers of Noah in their individual capacity have entered into Support Agreements in the form attached as Exhibit B hereto with TBOP pursuant to which they have agreed to take certain actions in support and cooperation of the Merger and the Surviving Bank;

WHEREAS, as an inducement and condition to TBOP’s entering into this Agreement, each person set forth on Exhibit D (the “Supporting Shareholders”) has entered into a Shareholder Support Agreement in the form attached as Exhibit C hereto with TBOP pursuant to which they have agreed to take certain actions in support and cooperation of the Merger and the Surviving Bank; and

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the Parties agree that all of the outstanding shares of common stock of Noah will be acquired by TBOP through the merger of a to-be formed interim bank subsidiary of TBOP with and into Noah and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of Noah into cash, shall be as hereinafter set forth.

ARTICLE 1

THE MERGER

Section 1.1 Consummation of Merger; Closing Date.

On the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Merger, TBOP Acquisition Company, a corporation to be organized under the laws of the Commonwealth of Pennsylvania as a wholly owned subsidiary of TBOP for the sole purpose of facilitating the Merger (“Merger Sub”), shall be merged with and into Noah pursuant to the provisions of the Pennsylvania Banking Code of 1965, as amended (“PABC”), and the separate corporate existence of Merger Sub shall cease. Noah shall be the surviving bank of the Merger (sometimes hereinafter referred to as the “Surviving Bank”) and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania as a subsidiary of TBOP. The Merger shall be consummated pursuant to the terms and conditions of this Agreement, which has been approved and adopted by each of the Boards of Directors of TBOP and Noah, and of the Plan of Merger to be entered into by and between Merger Sub and Noah substantially in the form appended as Exhibit A, which will be approved and adopted by the Boards of Directors of Noah and Merger Sub and by TBOP as the sole shareholder of Merger Sub.

Section 1.2 Effective Time of the Merger. (a) Subject to the prior satisfaction or waiver of the conditions set forth in Articles 7, 8 and 9 hereof, the Merger shall become effective as of the date and time specified in the Articles of Merger to be filed with the Pennsylvania Department of State (“PADOS”) pursuant to the PABC (such time is hereinafter referred to as the “Effective Time of the Merger”), provided that the Effective Time of the Merger shall not be prior to February 22, 2023 without the written consent of TBOP.

(b) Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, by mail or electronic delivery, or at the option of TBOP, at the offices of Stevens & Lee, P.C., on the last business day of the month in which the conditions set forth in Articles 7, 8 and 9 hereof have been satisfied or, if permitted by applicable Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by TBOP and Noah; provided that the Closing Date shall not be prior to February 22, 2023 without the written consent of TBOP. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effect of Merger.

(a) At the Effective Time of the Merger, Merger Sub shall be merged with and into Noah and the separate corporate existence of Merger Sub shall cease. Noah shall be the Surviving Bank in the Merger, and the name of the Surviving Bank shall be as set forth in Noah’s Articles of Incorporation as in effect immediately before the Effective Time of the Merger.

(b) At the Effective Time of the Merger, each issued and outstanding share of the common stock of Noah, par value $0.10 per share (the “Noah Shares”), immediately prior thereto shall, by virtue of the Merger, be canceled and converted into the right to receive the Merger Consideration, as defined in Section 2.1 of this Agreement.

(c) The Articles of Incorporation and Bylaws of Noah, each as in effect immediately prior to the Effective Time of the Merger, shall be the Articles of Incorporation and Bylaws, respectively, of the Surviving Bank.

(d) The directors and officers of Merger Sub immediately prior to the Effective Time of the Merger shall be the directors and officers of Noah as the Surviving Bank.

(e) The Surviving Bank shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a Pennsylvania-chartered bank and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of Merger Sub and Noah Bank. The Merger shall have the effects set forth in the PABC. All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all choses in action, all and every other interest, of or belonging to or due to each of the constituent entities so merged shall be taken and deemed to be transferred to and vested in the Surviving Bank without further act or deed. The title to any real estate, or any interest therein, vested in any of the constituent entities shall not revert or be in any way impaired by reason of the Merger. The Surviving Bank shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent entities so merged and any claim existing or action or proceeding pending by or against either of the constituent entities may be prosecuted as if the Merger had not taken place or the Surviving Bank may be substituted in its place. Neither the rights of creditors nor any liens upon the property of any constituent entity shall be impaired by the Merger.

Section 1.4 Further Assurances. If, at any time after the Effective Time of the Merger, TBOP shall reasonably consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in TBOP its right, title or interest in, to or under any of the rights, properties or assets of Noah or (ii) otherwise carry out the purposes of this Agreement, Noah and its officers and directors shall be deemed to have granted to TBOP an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in TBOP its right, title or interest in, to or under any of the rights, properties or assets of Noah or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of TBOP are authorized in the name of Noah or otherwise to take any and all such action.

ARTICLE 2

CONVERSION OF NOAH SHARES

Section 2.1 Manner of Conversion of Noah Shares. Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of TBOP, Noah, Merger Sub or the holder of any shares of any of them, the shares of the constituent entities shall be converted as follows:

(a) Each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, be exchanged for one Noah Share.

(b) Each Noah Share held by Noah or by TBOP (or any of their subsidiaries) immediately prior to the Effective Time of the Merger, except such shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and no consideration shall be paid or delivered in exchange therefor.

(c) Except with regard to (i) Noah Shares excluded under Section 2.1(b) above and (ii) Dissenters’ Rights Shares (as defined in Section 2.5), and subject to adjustment as set forth in Sections 2.6 and 8.7 hereof, each Noah Share outstanding immediately prior to the Effective Time of the Merger shall be converted into the right to receive a cash amount equal to $6.00 (the “Merger Consideration”).

Thereafter, subject to Section 2.4 and Section 2.5, each outstanding certificate representing a Noah Share shall represent solely the right to receive the Merger Consideration.

Section 2.2 Effectuating Conversion of Noah Shares. (a) At the Effective Time of the Merger, TBOP will deliver or cause to be delivered to a third-party agent to be appointed by TBOP and reasonably acceptable to Noah (the “Exchange Agent”) an amount of cash equal to the aggregate Merger Consideration to be paid pursuant to Section 2.1. Within five (5) business days following the Effective Time of the Merger, the Exchange Agent shall send or cause to be sent to each former holder of record of Noah Shares transmittal materials (the “Letter of Transmittal”) for use in exchanging their certificates that formerly represented Noah Shares for the consideration provided for in this Agreement. The Letter of Transmittal will contain instructions with respect to the surrender of certificates representing Noah Shares and the receipt of the consideration contemplated by this Agreement and will require each holder of Noah Shares to transfer good and marketable title to such Noah Shares to TBOP, free and clear of all liens, claims and encumbrances.

(b) At the Effective Time of the Merger, the stock transfer books of Noah shall be closed as to holders of Noah Shares immediately prior to the Effective Time of the Merger and no transfer of Noah Shares by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing Noah Shares shall, without any action on the part of any holder thereof, no longer represent Noah Shares. If, after the Effective Time of the Merger, certificates are properly presented to the Exchange Agent, such certificates shall be exchanged for the Merger Consideration.

(c) In the event that any holder of record as of the Effective Time of the Merger of Noah Shares is unable to deliver the certificate that represents such holder’s Noah Shares, the Exchange Agent, in the absence of actual notice that any Noah Shares theretofore represented by any such certificate have been acquired by a bona fide purchaser shall deliver to such holder the Merger Consideration upon the presentation of all of the following:

(i) An affidavit or other evidence to the satisfaction of the Exchange Agent or TBOP that any such certificate has been lost, wrongfully taken or destroyed;

(ii) Such security or indemnity as may be reasonably requested by the Exchange Agent or TBOP to indemnify and hold it harmless in respect of such stock certificate(s); and

(iii) Evidence to the reasonable satisfaction of the Exchange Agent or TBOP that such holder is the owner of Noah Shares theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(d) If the delivery of the consideration contemplated by this Agreement is to be made to a person other than the person in whose name any certificate representing Noah Shares surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes or expenses required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the reasonable satisfaction of the Exchange Agent or TBOP that such tax or expenses have been paid or are not applicable.

(e) Except as provided in Section 2.2(c) and (d), the consideration contemplated by this Agreement shall not be paid to the holder of any unsurrendered certificate or certificates representing Noah Shares, and neither the Exchange Agent nor TBOP shall be obligated to deliver any of the consideration contemplated by this Agreement until such holder shall surrender the certificate or certificates representing Noah Shares as provided for by the Agreement. Subject to applicable laws, following surrender of any such certificate or certificates, there shall be paid to the holder of the certificate or certificates formerly representing Noah Shares, without interest at the time of such surrender, the Merger Consideration.

(f) TBOP or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Noah Shares, such amounts as TBOP (or any Affiliate thereof) or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. Tax law. To the extent that such amounts are properly withheld by TBOP or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Noah Shares in respect of whom such deduction and withholding were made by TBOP or the Exchange Agent.

Section 2.3 Determination of Alternative Structures. Noah hereby agrees that TBOP may at any time change the method of effecting the combination; provided, however, that no such changes shall (i) alter or change the amount or kind of the Merger Consideration, (ii) materially impede or delay consummation of the transactions contemplated by this Agreement, or (iii) adversely affect the tax treatment of Noah’s shareholders as a result of receiving the Merger Consideration or the tax treatment of either party pursuant to this Agreement.

Section 2.4 Laws of Escheat. If any of the consideration due or other payments to be paid or delivered to the holders of Noah Shares is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, TBOP or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws. Any other provision of this Agreement notwithstanding, none of Noah, TBOP, the Exchange Agent, nor any other Person acting on behalf of any of them shall be liable to a holder of Noah Shares for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

Section 2.5 Dissenters’ Rights Shares.

(a) Noah Shares held by those shareholders of Noah who have timely and properly exercised their dissenter’s rights in accordance with all applicable laws, including without limitation the provisions of Sections 1607 and 1222 of the PABC and Section 317 and Subchapter D, Section 1571 et seq., of the Pennsylvania Business Corporation Law, as amended (collectively, the “Dissenters’ Rights Laws”), are herein referred to as “Dissenters’ Rights Shares”. Each Dissenters’ Rights Share, the holder of which, as of the Effective Time of the Merger, has not effectively withdrawn or lost his, her or its dissenter’s rights under the Dissenters’ Rights Laws, shall not be converted into the right to receive the Merger Consideration, but the holder thereof shall be entitled only to such rights as are granted by the Dissenters’ Rights Laws. Each holder of Dissenters’ Rights Shares who becomes entitled to payment for his, her or its Noah Shares pursuant to the Dissenters’ Rights Laws shall receive payment therefor from the Surviving Bank or TBOP (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Dissenters’ Rights Laws). If any holder of Dissenters’ Rights Shares shall withdraw or lose his, her or its dissenters’ rights under the Dissenters’ Rights Laws, such Dissenters’ Rights Shares shall be converted into the right to receive the Merger Consideration in accordance with the provisions of this Merger Agreement as if such shares were not Dissenters’ Rights Shares.

(b) Noah will give TBOP (i) prompt notice of any written objections, notices, withdrawals of objections or notices and any other instruments served pursuant to the Dissenters’ Rights Laws and received by Noah, and (ii) the opportunity to direct all negotiations with and proceedings with respect to holders of Dissenters’ Rights Shares. Noah will not, except with the prior written consent of TBOP, (A) voluntarily make any payment with respect to any demands for payment under the Dissenters’ Rights Laws or (B) settle or offer to settle any such demands.

Section 2.6 Adjustment to Merger Consideration. In the event the sum of Noah’s (a) shareholders’ equity and (b) allowance for loan losses (each as determined in accordance with GAAP)(the “Shareholders’ Equity Plus Allowance”) as of the date (the “Measurement Date”) that is two business days prior to the Closing Date, calculated without giving effect to (i) the effect of any changes of accumulated other comprehensive income between June 30, 2022 and the Measurement Date (the “Measurement Period”), and (ii) the amount of any transaction expenses described in Noah Disclosure Schedule 6.5(a) chargeable against income during the Measurement Period in accordance with GAAP, and (iii) any other items agreed to in writing by TBOP and Noah (the “Adjusted Shareholders’ Equity”), is less than the amount equal to (i) the Shareholders’ Equity Plus Allowance at June 30, 2022 less (ii) Five Hundred Thousand Dollars ($500,000) (the “Required Shareholders’ Equity”), the Merger Consideration shall be reduced by a dollar amount equal to the amount by which the Required Shareholders’ Equity exceeds the Adjusted Shareholders’ Equity, divided by the number of Noah Shares outstanding immediately prior to the Effective Time of the Merger (the “Reduction Amount”). In the event of any such reduction in the Merger Consideration, the term “Merger Consideration” herein shall be deemed to refer to such reduced dollar amount.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF NOAH

Except as disclosed in the disclosure schedule delivered by Noah to TBOP concurrently herewith (the “Noah Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Noah Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Noah that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Noah and (iii) any disclosures made in the Noah Disclosure Schedule with respect to a section of this Article 3 shall be deemed to qualify any other section of this Article 3 (A) specifically referenced or cross-referenced in such disclosure or (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections of this Article 3, Noah hereby represents and warrants to TBOP as follows:

Section 3.1 Corporate Organization.

(a) Noah is a commercial bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Noah has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted. True and correct copies of the Articles of Incorporation and the Bylaws of Noah, each as amended to the date hereof, have been delivered to TBOP.

(b) Noah does not have any Subsidiaries.

(c) Noah has in effect all material federal, state, local and foreign governmental, regulatory, securities brokerage and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted.

(d) The minute books of Noah contains complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective shareholders and Boards of Directors (including all committees thereof).

(e) Noah is a member in good standing of the Federal Home Loan Bank of Pittsburgh.

Section 3.2 Capitalization. (a) The authorized capital stock of Noah consists of 100,000,000 Noah Shares, of which (i) 4,235,666.1 Noah Shares are issued and outstanding as of the date hereof, which amount includes all unvested restricted stock awards granted by Noah under the 2011 Noah Bank Long-Term Incentive Compensation Plan, as amended (the “Noah Incentive Compensation Plan”) or otherwise, (ii) none are held in the treasury of Noah, and 10,000,000 shares of preferred stock, (i) none of which are issued and outstanding as of the date hereof and (ii) none of which are held in the treasury of Noah. All of the issued and outstanding Noah Shares have been duly authorized, validly issued and all such shares are fully paid and nonassessable. To the Knowledge of Noah, except for the Support Agreements and the Shareholder Support Agreements, there are no agreements or understandings with respect to the voting or disposition of any such shares. As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Noah, or any securities or rights convertible into or exchangeable for shares of capital stock of Noah, except for the Noah Restricted Stock Awards which are described in Noah Disclosure Schedule 3.2(a) including the name of the holder, date of grant, vesting dates and number of shares. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Noah may vote are issued or outstanding.

(b) Noah does not possess, directly or indirectly, any equity interest in any entity.

(c) To Noah’s Knowledge, except as set forth in Noah Disclosure Schedule 3.2(c), no Person or “group” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding Noah Shares.

(d) Since January 1, 2018, each offering or sale of shares of securities of Noah (i) complied in all material respects with the applicable requirements of state “blue sky” laws including disclosure and broker/dealer registration requirements and (ii) was made pursuant to offering documents which did not, at the time of the offering contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such offering documents not misleading.

Section 3.3 Financial Statements; Filings.

(a) Noah has previously delivered or made available to TBOP a true, correct and complete copy of the audited consolidated balance sheets of Noah and its Subsidiaries as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows of Noah and its Subsidiaries for each of the years then ended, together with all related notes and schedules thereto, accompanied by the report thereon of Noah’s independent auditors, and the unaudited consolidated balance sheet of Noah and its Subsidiaries as of June 30, 2022, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows of Noah and its Subsidiaries for the six months ended June 30, 2022, and Noah shall deliver to TBOP, as soon as practicable following the preparation of additional financial statements for each subsequent calendar quarter or year of Noah, the additional financial statements of Noah as of and for such subsequent calendar quarter (or other reporting period) or year (all such financial statements referred to in this paragraph (a), unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Noah”).

(b) Noah has previously delivered or made available to TBOP copies of its Consolidated Reports of Condition and Income (“Call Reports”) as of and for June 30, 2022, Mach 31, 2022 and each of the quarters in the years ended December 31, 2021 and December 31, 2020, and Noah shall deliver to TBOP, as soon as practicable following the preparation of additional Call Reports for each subsequent calendar quarter or year, its Call Reports as of and for such subsequent calendar quarter (or other reporting period) or year (such Call Reports, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Regulatory Reports of Noah”).

(c) Except as set forth on Noah Disclosure Schedule 3.3, each of the Financial Statements and each of the Financial Regulatory Reports of Noah (including the related notes, where applicable) (i) were prepared from, and are in accordance with, the books and records of Noah and its Subsidiaries, and (ii) have been or will be prepared in all material respects in accordance with GAAP or regulatory accounting principles, whichever is applicable, which principles have been or will be consistently applied during the periods involved, except as otherwise noted therein, and subject, in the case of unaudited consolidated financial statements, to normal year-end adjustments, and the books and records of Noah have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Except as set forth on Noah Disclosure Schedule 3.3, each of the Financial Statements and each of the Financial Regulatory Reports of Noah (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Noah and its Subsidiaries for the respective fiscal periods and as of the respective dates therein set forth (subject in the case of the unaudited financial statements to year-end audit adjustments normal in nature and amount).

(d) Noah has heretofore delivered or made available, or caused to be delivered or made available, to TBOP all reports and filings made or required to be made by Noah with the Regulatory Authorities since January 1, 2019, and will from time to time hereafter furnish to TBOP, substantially simultaneously with the filing of the same with the Regulatory Authorities, all such reports and filings made after the date hereof with the Regulatory Authorities, except to the extent Noah is prohibited from providing such information to TBOP by law or regulation of the FDIC or the Pennsylvania Department of Banking and Securities (“PADOBS”). Except as set forth on Noah Disclosure Schedule 3.3, as of the respective dates of such reports and filings, all such reports and filings were true, correct and complete in all material respects.

(e) Since December 31, 2021, Noah has not incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Noah on a consolidated basis except obligations and liabilities that are accrued or reserved against in the Financial Statements of Noah, or reflected in the notes thereto. Since December 31, 2021, Noah has not incurred or paid any obligation or liability that would be material to Noah, except as may have been incurred or paid in the ordinary course of business, consistent with past practices.

Section 3.4 Loan Portfolio; Reserves. All evidences of indebtedness reflected as assets in the Financial Statements of Noah were (or will be, as the case may be) as of such dates in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, and were not subject to any defenses, setoffs, or counterclaims, except as may be provided by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws or by general principles of equity. Except as set forth on Noah Disclosure Schedule 3.4, the allowances for possible loan losses shown on the Financial Statements of Noah and the Financial Regulatory Reports of Noah as of June 30, 2022 were, and the allowance for possible loan losses to be shown on the Financial Statements of Noah and the Financial Regulatory Reports of Noah as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Noah and other extensions of credit (including letters of credit or commitments to make loans or extend credit).

Section 3.5 Certain Loans and Related Matters. Except as set forth in Noah Disclosure Schedule 3.5, as of the date hereof, Noah is not a party to any written or oral: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or, to the Knowledge of Noah, in default of any other material provision; (ii) loan agreement, note or borrowing arrangement that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement that is on nonaccrual status; (iv) loan agreement, note or borrowing arrangement, including any loan guaranty, with (y) any director or executive officer of Noah or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing or (z) or any five percent (5%) shareholder of Noah or, to the Knowledge of Noah, any person, corporation or enterprise controlling, controlled by or under common control with such shareholder; or (v) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Noah including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority, which such violation would be reasonably expected to have a Material Adverse Effect on Noah.

Section 3.6 Authority; No Violation.

(a) Noah has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of Noah and the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby. The Board of Directors of Noah has duly and validly approved this Agreement and the transactions contemplated hereby, has authorized the execution and delivery of this Agreement, and has directed that this Agreement and the transactions contemplated hereby be submitted to Noah’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of such Agreement by Noah’s shareholders, no other corporate proceeding on the part of Noah is necessary to consummate the transactions so contemplated. This Agreement (assuming due authorization, execution and delivery by TBOP), constitutes a valid and binding obligation of Noah and, subject to approval by the shareholders of Noah and receipt of the Consents of the Regulatory Authorities, will be enforceable against Noah in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b) None of (x) the execution and delivery of this Agreement by Noah, (y) the consummation by Noah of the transactions contemplated hereby, or (z) compliance by Noah with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Noah, in each case as amended prior to the date hereof, (ii) assuming that the Consents of the Regulatory Authorities and approvals referred to herein are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Noah or any of their properties or assets, or (iii) except as disclosed in Noah Disclosure Schedule 3.6(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Noah or any Noah Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Noah or any Noah Subsidiary is a party, or by which it or any of their properties or assets may be bound or affected, except (in the case of this clause (iii)) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Noah.

Section 3.7 Consents and Approvals. Except for (i) the approval of the shareholders of Noah at a meeting of shareholders called for such purpose pursuant to the Proxy Statement, (ii) the Consents of the Regulatory Authorities, and (iii) as set forth in Noah Disclosure Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by Noah of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 3.8 Broker’s Fees. Except for the firm whose engagement letter is set forth in Noah Disclosure Schedule 3.8, none of Noah or, to the Knowledge of Noah, any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9 Absence of Certain Changes or Events. Except as set forth in Noah Disclosure Schedule 3.9, since December 31, 2021, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of Noah Shares, (b) any event or events that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Noah, and, except as set forth on Noah Disclosure Schedule 3.9, no fact or condition exists as of the date hereof which might reasonably be expected to cause any such event or change in the future, (c) except with respect to the transactions contemplated hereby, Noah and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business; and (d) any action taken by Noah or any failure to take any action that would have resulted in a breach of Section 5.1 had such act or omission occurred during the period from the date hereof to the Closing.

Section 3.10 Legal Proceedings; Etc. Noah is not a party to any, and there are no pending or, to the Knowledge of Noah, any threatened, judicial, administrative, arbitral or other proceedings, claims (whether asserted or unasserted), actions, causes of action or governmental investigations against Noah challenging the validity of the transactions contemplated by this Agreement. Except as set forth in Noah Disclosure Schedule 3.10, as of the date hereof, there is no proceeding, claim, action or governmental investigation pending, or to the Knowledge of Noah threatened, against Noah or any Noah Subsidiary and no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator is outstanding against Noah or any Noah Subsidiary. As of the date hereof, there is no default by Noah or any Noah Subsidiary under any material contract or agreement to which such entity is a party; and, except as set forth in Noah Disclosure Schedule 3.10, Noah is not a party to any publicly available agreement or order by or with any Regulatory Authority restricting their respective operations, and Noah has not been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such publicly available agreement or order in the future, and since June 13, 2022 (the date of the most recent regulatory examination), Noah has not experienced a material adverse change in its standing with any Regulatory Authority.

Section 3.11 Taxes and Tax Returns.

(a) Noah has previously delivered or made available to TBOP copies of the federal, state and local income tax returns of Noah and the Noah Subsidiaries (hereinafter Noah and the Noah Subsidiaries are sometimes referred to collectively as the “Noah Group”) for the years 2021, 2020, 2019 and 2018 and all schedules and exhibits thereto, and Noah has not received any written notice that any such return has been examined by the Internal Revenue Service or any other taxing authority, or that any deficiencies were noted in any such return. Noah has duly filed (taking into account any valid extensions of time for filing) and, with respect to tax returns due (taking into account any valid extensions of time for filing) between the date hereof and the Effective Time of the Merger, will timely file (taking into account any valid extensions of time for filing) in correct form all federal, state and local information returns and tax returns required to be filed by Noah, and Noah has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes that are due and owing by Noah or any Noah Subsidiary to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those due and owing in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Noah or any Noah Subsidiary), other than taxes and other charges that (i) are being contested in good faith or (ii) have not been finally determined. All taxes not yet due and payable by, or with respect to the income, assets, properties, activities or operations of, the Noah Group, (i) did not, as of December 31, 2021, exceed the reserve for such tax liabilities (excluding deferred taxes established to reflect timing differences between book and tax income) set forth on the face of the Financial Statements of Noah, and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice in filing tax returns relating to such taxes. Except as set forth on Noah Disclosure Schedule 3.11(a), Noah has never been a member of any consolidated, combined or unitary group of corporations for which it could be liable for taxes of any other person pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign tax law).

(b) Noah has not granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any taxes, or is subject to a power of attorney with respect to any tax matters that would have continuing effect after the Closing Date.

(c) Except as set forth on Noah Disclosure Schedule 3.11(c), Noah has not made any payment, is not obligated to make any payment and is not a party to any contract, agreement or other arrangement that could obligate it to make any payment that would exceed the amounts that are eligible to be a deduction under Section 280G or 162(m) of the Code.

(d) The amount of Noah’s taxable income eligible to be offset by “pre-change losses” is not subject to the “Section 382 limitation” as a result of any “ownership change” within the meaning of and as provided in Section 382 of the Code (without giving effect to the Merger) which has occurred on or prior to the date hereof or which occurs between the date hereof and the Effective Time of the Merger.

(e) (i) Proper and accurate amounts have been withheld by Noah and the Noah Subsidiaries from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local laws and regulations, and proper due diligence steps have been taken in connection with back-up withholding; (ii) federal, state and local returns have been filed by Noah and the Noah Subsidiaries for all prior periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority; and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by Noah in the Financial Statements of Noah.

(f) Noah has not received any written notice that an audit or examination of any of its taxes or tax returns is pending.

(g) Noah is not required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for any period, and no pending request for permission to change any accounting method has been submitted by Noah or any Noah Subsidiary; (ii) closing agreement described in §7121 of the Code (or analogous provision of any state, local or foreign law); (iii) use of an improper method of accounting for any period; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under §1502 of the Code (or any corresponding or similar provision of any state, local or foreign law); or (v) installment sale or open transaction disposition.

(h) Noah has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under §355 or §361 of the Code in the three (3) years prior to the date of this Agreement.

Section 3.12 Employee Benefit Plans.

(a) Noah Disclosure Schedule 3.12(a) sets forth a complete and correct list of: (i) all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (ii) all other retention, severance, vacation, paid time off, fringe benefit, bonus, incentive, unit option, restricted units, unit bonus, deferred bonus, salary reduction, change-of-control, employment, consulting, salary continuation, equity-based, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, or arrangements of any kind; and (iii) all other employee benefit plans, contracts, programs, funds, or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded) and any trust, escrow, or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, managers, officers, equity holders, consultants, or independent contractors of Noah or any Noah Subsidiary that are sponsored or maintained by Noah or any Noah Subsidiary or with respect to which Noah or any Noah Subsidiary has made or is required to make payments, transfers, or contributions or with respect to which Noah or any Noah Subsidiary has or may have any liability or obligation (all of the above being hereinafter individually or collectively referred to as an “Employee Plan” or “Employee Plans,” respectively). Other than as set forth on Noah Disclosure Schedule 3.12(a), no Employee Plan is maintained outside of the United States.

(b) Noah has made available to TBOP with respect to each Employee Plan, accurate, current and complete copies of each of the following: (i) where the Employee Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Employee Plan has not been reduced to writing, a written summary of all plan terms; (iii) where applicable, copies of any trust agreement or other funding arrangements, custodial agreements, insurance policies and contracts, administrative service agreements, adoption agreements, any investment management or investment advisory agreement and other similar agreements, each as now in effect; (iv) copies of the most recent summary plan description, summary of material modifications, summary annual report and employee handbooks; (v) in the case of any Employee Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination letter issued by the Internal Revenue Service, or, if applicable, the advisory letter or opinion letter from the Internal Revenue Service with respect to a volume submitter document; (vi) in the case of any Employee Plan for which a Form 5500 is required to be filed, copies of the Forms 5500 for the last three plan years, with schedules and financial statements attached; (vii) where applicable, actuarial, consulting or other reports related to any Employee Plan with respect to the most recently completed plan year; (viii) the most recent coverage and non-discrimination tests performed under the applicable sections of the Code with respect to any Employee Plan; (ix) copies of any notices, communications, letters or other correspondence between Noah or any Noah Subsidiary and the Internal Revenue Service, U.S. Department of Labor or other Governmental Entity relating to any Employee Plan within the past six years; and (x) any other documents, forms or other instruments relating to any Employee Plan reasonably requested by TBOP.

(c) (i) Each Employee Plan, if intended to be qualified under Section 401(a) of the Code, is so qualified and has received a favorable determination or advisory letter from the Internal Revenue Service as to its tax-qualified status and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from tax under the provisions of Section 501(a) of the Code and, to the Knowledge of Noah or any Noah Subsidiary, no event has occurred since the date of any such determination which could reasonably be expected to give the Internal Revenue Service grounds to revoke such determination, (ii) all filings required by the Code or ERISA in the last six (6) years were made with respect to each Employee Plan and (iii) each Employee Plan has been established, administered, operated and maintained in accordance with its terms and any related documents or agreements and in compliance in all respects with applicable law including, without limitation, ERISA, the Code, Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code (“COBRA”), the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act of 2010 as amended by the Health Care and Education Reconciliation Act of 2010 and any regulations or rules promulgated thereunder (collectively, the “ACA”). With respect to each Employee Plan, there have been no nonexempt “prohibited transactions,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Employee Plans that could result in any liability or excise tax under ERISA or the Code being imposed on Noah or any Noah Subsidiary.

(d) Noah does not maintain and is not required to contribute to, either currently or at any time in the past six (6) years, any Employee Plan that (i) is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 414(f) of the Code, (ii) is a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210(a) of ERISA, (iii) is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, (iv) is subject to the funding requirements of Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (v) provides for payments or benefits, including, without limitation, medical, life insurance or other welfare type benefits, beyond termination of service or retirement other than as required by COBRA or under a similar state law or other than death or retirement benefits under any Employee Plan that is intended to be qualified under Section 401(a) of the Code, or (vi) is a “defined benefit plan” as defined in Section 3(35) of ERISA.

(e) All (i) insurance premiums required to be paid with respect to, (ii) benefits, expenses, and other amounts due and payable under, and (iii) contributions, transfers, or payments required to be made to, any Employee Plan on or prior to the Closing Date will have been paid, made or accrued on or prior to the Closing Date. There is no pending or, to the Knowledge of Noah or any Noah Subsidiary, threatened action, suit, assessment, proceeding, complaint, investigation, or claim of any kind in any court or government agency with respect to any Employee Plan, other than routine claims for benefits, nor is there a basis for such of the foregoing.

(f) With respect to each group health plan benefiting any current or former employee of Noah or any Noah Subsidiary that is subject to COBRA, Noah and any Noah Subsidiary has complied in all respects with the continuation coverage requirements of COBRA. Noah has complied in all respects with the applicable provisions of the ACA including all provisions of the ACA applicable to the employees of Noah or any Noah Subsidiary, including the employer shared responsibility provisions relating to the offer of “minimum essential coverage” to “full-time” employees that is “affordable” and provides “minimum value” (as defined in Code Section 4980H and related regulations) and the applicable employer information reporting provisions under Code Sections 6055 and 6056 (and all related regulations).

(g) No Employee Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Employee Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of subsection 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(h) Except as set forth on Noah Disclosure Schedule 3.12(h), the execution and performance of this Agreement will not (i) constitute a stated triggering event under any Employee Plan that will result in any payment (whether of severance pay or otherwise) becoming due from Noah or any Noah Subsidiary to any current or former director, manager, officer, director, employee or consultant (or dependents of such Persons), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, manager, officer, director, employee or consultant (or dependents of such Persons) of Noah or any Noah Subsidiary.

(i) Noah has not agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of Noah or any Noah Subsidiary other than the Employee Plans, or to make any amendments to any of the Employee Plans. Noah has reserved all rights necessary to amend or terminate each of the Employee Plans without the consent of any other Person. No Employee Plan provides benefits to any individual who is not a current or former employee of Noah, or the dependents or other beneficiaries of any such current or former employee.

(j) All individuals who perform services for Noah or any Noah Subsidiary have been classified correctly, in accordance with the terms of each Employee Plan and ERISA, the Code, the Fair Labor Standards Act and all other applicable laws, as employees or independent contractors, and Noah has not received notice to the contrary from any Person or Governmental Entity. Noah has not used the services of workers provided by third party contract labor suppliers, temporary employees or “leased employees” (as that term is defined in Section 414(n) of the Code).

(k) Each Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Plan is or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(l) Except as set forth on Noah Disclosure Schedule 3.12(l), no amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Noah or any Noah Subsidiary or any of its affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

Section 3.13 Title and Related Matters.

(a) Noah and the Noah Subsidiaries have good title, and as to owned real property have marketable title in fee simple absolute, to all assets and properties, real or personal, tangible or intangible, reflected as owned on the Financial Statements of Noah or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, collected or written off in the ordinary course of business), free and clear of all liens, encumbrances, mortgages, security interests, restrictions, pledges or claims, except for (i) those liens, encumbrances, mortgages, security interests, restrictions, pledges or claims reflected in the Financial Statements of Noah or incurred in the ordinary course of business after June 30, 2022, (ii) statutory liens for amounts not yet delinquent or that are being contested in good faith, and (iii) liens, encumbrances, mortgages, security interests, pledges, claims and title imperfections that are not in the aggregate material to Noah and its subsidiaries on a consolidated basis.

(b) All agreements pursuant to which Noah or any Noah Subsidiary leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event that with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance, except for defaults that individually or in the aggregate would not have a Material Adverse Effect on Noah and its subsidiaries on a consolidated basis. Noah and the Noah Subsidiaries have all right, title and interest as a lessee under the terms of each lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor), and, except as set forth in Noah Disclosure Schedule 3.13(b), TBOP or one of its subsidiaries shall have the right to assume each lease or sublease pursuant to this Agreement and by operation of law.

(c) All of the buildings, structures and fixtures owned, leased or subleased by Noah or any Noah Subsidiary are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects that do not interfere with the continued use thereof in the conduct of normal operations. All of the material personal properties owned, leased or subleased by Noah or any Noah Subsidiary are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects that do not interfere with the continued use thereof in the conduct of normal operations.

Section 3.14 Real Estate.

(a) Noah Disclosure Schedule 3.14(a) identifies each parcel of real estate or interest therein owned, leased or subleased by Noah or any Noah Subsidiary or in which Noah or any Noah Subsidiary has any ownership or leasehold interest. True and correct copies of all such leases have been previously provided to TBOP and all such agreements are in full force and effect on the date hereof. Except as set forth on Noah Disclosure Schedule 3.14(a), there are no pending agreements to sell any of the parcels of real estate, or interests therein, owned by Noah or any Noah Subsidiary.

(b) Noah Disclosure Schedule 3.14(b) lists or otherwise describes each and every written or oral lease or sublease, together with the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which Noah or any Noah Subsidiary is the lessee of any real property and that relates in any manner to the operation of the businesses of Noah or any Noah Subsidiary. Noah Disclosure Schedule 3.14(b) also lists any such lease that requires the consent of the lessor or its agent resulting from the Merger by virtue of the terms of such lease, identifying the Section of such lease that contains such restriction or prohibition.

(c) Noah is in compliance in all material respects with each law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Noah Disclosure Schedules 3.14(a) and 3.14(b) including, but not limited to any law, regulation or ordinance relating to zoning, building, occupancy, environmental or comparable matter.

(d) As to each parcel of real property owned or used by Noah or any Noah Subsidiary, Noah has not received notice of any pending, and to the Knowledge of Noah there are no threatened, condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens.

Section 3.15 Environmental Matters.

(a) Except as set forth in Noah Disclosure Schedule 3.15(a), Noah and, to the Knowledge of Noah, the Participation Facilities (as defined below) and the Loan Properties (as defined below), are in material compliance, and there are no present circumstances that would reasonably be expected to prevent or interfere with the continuation of such material compliance with all applicable Environmental Laws (as defined in Section 11.1).

(b) There is no litigation pending or, to the Knowledge of Noah, threatened before any Governmental Entity or other forum in which Noah, any Noah Subsidiary, or any Participation Facility has been or, with respect to threatened litigation, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material (as defined in Section 11.1), whether or not occurring at, on or involving a site owned, leased or operated by Noah, any Noah Subsidiary or any Participation Facility for which Noah or any Noah Subsidiary would have any liability.

(c) There is no pending, or to the Knowledge of Noah, any threatened litigation naming Noah or any Noah Subsidiary as a defendant or potentially responsible party, and, to the Knowledge of Noah or any Noah Subsidiary, there is no litigation pending or threatened before any Governmental Entity or other forum in which any Loan Property has been named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on or involving a Loan Property for which Noah or any Noah Subsidiary would have any liability.

(d) Except as set forth in Noah Disclosure Schedule 3.15(d), to the Knowledge of Noah, there is no basis for any litigation of a type described in Section 3.15(b) and Section 3.15(c) of this Agreement for which Noah or any Noah Subsidiary would have any liability.

(e) Except as set forth in Noah Disclosure Schedule 3.15(e), to the Knowledge of Noah, during the period of (i) ownership or operation by Noah or any Noah Subsidiary of any of its current or former properties, (ii) participation by Noah or any Noah Subsidiary in the management of any Participation Facility, or (iii) holding by Noah or any Noah Subsidiary of a security interest in any Loan Property, there has been no contamination by or releases of Hazardous Material in, on, under or affecting such properties for which Noah or any Noah Subsidiary would have any liability.

(f) Except as set forth in Noah Disclosure Schedule 3.15(f), to the Knowledge of Noah, prior to the period of (i) ownership or operation by Noah or any Noah Subsidiary of any of its current or former properties, (ii) participation by Noah or any Noah Subsidiary in the management of any Participation Facility, or (iii) holding by Noah or any Noah Subsidiary of a security interest in any Loan Property, there were no contaminations by or releases of Hazardous Material or oil in, on, under or materially affecting any such property, Participation Facility or Loan Property that have not been remediated in accordance with all applicable Environmental Laws for which Noah or any Noah Subsidiary would have any liability.

(g) There are no underground storage tanks on, in or under any properties owned or operated by Noah, any Noah Subsidiary or, to the Knowledge of Noah, any Participation Facility and no underground storage tanks have been closed or removed from any properties owned or operated by Noah, any Noah Subsidiary or, to the Knowledge of Noah, any Participation Facility except in material compliance with Environmental Law.

(h) Noah has previously made available to TBOP copies of any and all environmental reports, studies, assessments or data compilations and information in its possession or reasonably available to Noah regarding any properties currently or formerly owned or operated by Noah or any Noah Subsidiary and such reports, studies, assessments or data compilations are listed in Noah Disclosure Schedule 3.15(h).

Section 3.16 Commitments and Contracts.

(a) Except for this Agreement and as set forth in Noah Disclosure Schedule 3.16(a), Noah is not a party or subject to any of the following (whether written or oral, express or implied):

(i) Any employment, severance or consulting contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director or employee, including in any such person’s capacity as a consultant (other than those which either are terminable at will without any further amount being payable thereunder or as a result of such termination by Noah or a Noah Subsidiary);

(ii) Any labor contract or agreement with any labor union;

(iii) Any contract covenants that limit the ability of Noah or any Noah Subsidiary to compete in any line of business or that involve any restriction of the geographical area in which Noah or any Noah

Subsidiary may carry on its businesses, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation (“Restrictive Covenant”) (other than as may be required by law or applicable regulatory authorities);

(iv) Any lease (other than real estate leases described on Noah Disclosure Schedule 3.14(b)) or other agreements or contracts with annual payments aggregating $5,000 or more;

(v) Any instrument evidencing or related to borrowed money in respect of which Noah or any Noah Subsidiary is obligated to any party, other than deposits, Federal Home Loan Bank (“FHLB”) advances or securities sold under agreement to repurchase;

(vi) Any contract pursuant to which Noah may become obligated to invest in or contribute capital to any entity, or calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 5% of the fixed assets Noah;

(vii) Any lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $10,000 on an annual basis;

(viii) Any contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Noah;

(ix) Any contract that relates to the involvement of Noah in a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(x) Any consulting agreement or data processing, software programming or licensing contract involving the payment of more than $10,000 per annum; or

(xi) Any contract not terminable without cause within 60 day’s notice or less without penalty or that obligates Noah or any Noah Subsidiary for the payment of more than $10,000 annually (collectively, “Contracts”) over its remaining term.

(b) Except as set forth in Noah Disclosure Schedule 3.16(b), there is not, under any agreement, lease, license or contract not terminable without cause within 60 days’ notice or less without penalty or that obligates Noah or any Noah Subsidiary for the payment of $5,000 annually or over its remaining term to which Noah or an Noah Subsidiary is a party, any existing default or event of default, or any event that, with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or non-performance.

(c) Except as set forth on Noah Disclosure Schedule 3.16(c), (i) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, including without limitation the merger of Noah into TBOP, will result in termination of any Contracts or modification or acceleration of any of the terms of such Contracts; and (ii) no consents are required to be obtained and no notices are required to be given in order for the Contracts to remain effective, without any modification or acceleration of any of the terms thereof, following the consummation of the transactions contemplated by this Agreement, including without limitation the merger of Noah into TBOP.

(d) Noah Disclosure Schedule 3.16(d) lists the deadlines for extensions or terminations of any licenses or Contracts (including specifically real property leases and data processing agreements) to which Noah or any Noah Subsidiary is a party.

Section 3.17 Regulatory Matters. Other than as set forth on Noah Disclosure Schedule 3.17, Noah has not taken or agreed to take any action, and Noah does not have any Knowledge of any fact and has not agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement, including matters relating to the Community Reinvestment Act or the Bank Secrecy Act (“BSA”).

Section 3.18 Antitakeover Provisions. Noah has taken all actions required to exempt Noah, this Agreement and the Merger from any provisions of an antitakeover nature contained in the organizational documents of Noah and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

Section 3.19 Insurance. Noah and the Noah Subsidiaries are presently insured as set forth on Noah Disclosure Schedule 3.19, and during each of the past three calendar years have been insured, for such amounts against such risks as companies or institutions engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Noah and the Noah Subsidiaries provide adequate coverage against loss, and the fidelity bonds in effect as to which Noah is named an insured are sufficient for their purpose. Such policies of insurance are listed and described in Noah Disclosure Schedule 3.19. Noah has not received any notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Noah Disclosure Schedule 3.19, there are no material claims pending under such policies of insurance and no notices have been given by Noah or any Noah Subsidiary under such policies. Within the last three years each of Noah and the Noah Subsidiaries have received each type of insurance coverage for which it has applied and during such period has not been denied indemnification for any material claims submitted under any of its insurance policies.

Section 3.20 Labor.

(a) No work stoppage involving Noah or any Noah Subsidiary is pending as of the date hereof or, to the Knowledge of Noah, threatened. Except as disclosed on Noah Disclosure Schedule 3.20, Noah is not involved in, or, to the Knowledge of Noah, threatened with or affected by, any proceeding asserting that Noah or any Noah Subsidiary has committed an unfair labor practice or any labor dispute, arbitration, lawsuit or administrative proceeding that might reasonably be expected to have a Material Adverse Effect on Noah and its subsidiaries on a consolidated basis. No union represents or, to the Knowledge of Noah, claims to represent any employees of Noah or any Noah Subsidiary, and, to the Knowledge of Noah, no labor union is attempting to organize employees of Noah or any Noah Subsidiary.

(b) Noah has made available to TBOP a true and complete list of all employees of Noah as of the date hereof, together with the employee position, title, salary and date of hire. Except as set forth on Noah Disclosure Schedule 3.16(a) hereto, no employee of Noah or any Noah Subsidiary has any contractual right to continued employment by such entity.

(c) Noah is in material compliance with all applicable laws and regulations relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, workers compensation, employee privacy and right to know and social security contributions.

(d) Except as set forth on Noah Disclosure Schedule 3.20(d) hereto, there has not been, there is not presently pending or existing and, to the Knowledge of Noah or any of its subsidiaries, there is not threatened any (i) proceeding against or affecting Noah or any Noah Subsidiary relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Governmental Entity, organizational activity, and/or (ii) other labor or employment dispute against or affecting Noah or any Noah Subsidiary.

(e) To the Knowledge of Noah, no current or former employee or independent contractor of Noah or any of its Subsidiaries is in violation in any material respect of any term of any Restrictive Covenant or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation: (i) to Noah or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for Noah or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(f) Except as set forth on Noah Disclosure Schedule 3.20(f), no employee of Noah with an annual base salary equal to or greater than $75,000 has informed Noah or any of its officers or directors in writing, or to Noah’s Knowledge, verbally, of his or her intent to terminate his or her employment relationship during the next twelve (12) months.

Section 3.21 Compliance with Laws. Except for any noncompliance that has been cured prior to the date hereof, noncompliance which will not individually or in the aggregate have a Material Adverse Effect on Noah, or as disclosed in Noah Disclosure Schedule 3.21, since January 1, 2019 Noah has materially complied with all applicable federal, foreign, state and local laws, rules, ordinances, judgments, permits, regulations and orders applicable to them, their properties, assets, deposits, business, conduct of business and relationship with their employees, including, without limitation, the USA PATRIOT Act, the BSA, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and Noah has not received any written notice to the contrary that is currently outstanding. Except as disclosed in Noah Disclosure Schedule 3.21, Noah:

(a) has not received a notification or communication from any Governmental Entity or the staff thereof (i) asserting that it is not in compliance with any laws or orders that such Governmental Entity enforces (other than where such non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on Noah), (ii) threatening to revoke any permit or license other than licenses or permits the revocation of which will not, alone or in the aggregate, have a Material Adverse Effect on Noah, (iii) requiring it to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, its operations, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than regulatory restrictions generally applicable to all similarly situated bank holding companies and their subsidiary banks); or

(b) is not aware of, since January 1, 2019 has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause it: (i) to be deemed to be operating in violation in any material respect of the BSA, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Noah pursuant to Appendix B to 12 C.F.R. Part 364. Furthermore, the Board of Directors of Noah has adopted and Noah has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that materially comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder.

(c) since January 1, 2019 has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the Knowledge of Noah, since January 1, 2019, there has been no material loss, damage, or unauthorized access, use, modification, or other misuse of any such information by Noah or any Noah Subsidiary.

Section 3.22 Transactions with Management. Except for (a) deposits, all of which are on terms and conditions comparable to those made available to other customers of Noah at the time such deposits were entered into, (b) the loans listed on Noah Disclosure Schedule 3.5 or arm’s length loans to non-officer employees entered into in the ordinary course of business, (c) compensation arrangements or obligations under Employee Plans of Noah set forth in Noah Disclosure Schedule 3.12(a), and (d) items set forth on Noah Disclosure Schedule 3.22, there are no contracts with or commitments to directors, officers or employees involving the expenditure of more than $5,000 as to any one individual, including, with respect to any business directly or indirectly controlled by any such person, or $5,000 for all such contracts for commitments in the aggregate for any such individuals No loan or credit accommodation to any Affiliate of Noah or any Noah Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended (with respect to extensions, not in the ordinary course of business) except for rate modifications pursuant to its loan modification policy that is applicable to all persons. Noah has not been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Noah is inappropriate.

Section 3.23 Derivative Contracts. Except as set forth on Noah Disclosure Schedule 3.23, Noah is not a party to and has not agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Noah that is a financial derivative contract (including various combinations thereof).

Section 3.24 Deposits. Except as set forth on Noah Disclosure Schedule 3.24, none of the deposits of Noah are “brokered” deposits as such term is defined in the Rules and Regulations of the FDIC or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and, except as set forth on Noah Disclosure Schedule 3.24, no portion of such deposits represents a deposit of any Affiliate of Noah or any Noah Subsidiary.

Section 3.25 Accounting Controls; Disclosure Controls.

(a) The records, systems, controls, data and information of Noah and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Noah or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Noah. Noah (i) keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Noah and its Subsidiaries, and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Noah Disclosure Schedule 3.25 sets forth, based on Noah’s most recent evaluation prior to the date hereof, (x) any significant deficiencies and material weaknesses in the design or operation of internal accounting controls that are reasonably likely to adversely affect in any material respect Noah’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves directors, management or other employees who have a significant role in Noah’s internal accounting controls, in each case, disclosed to Noah’s auditors, the audit committee of the Board of Directors of Noah or any court, administrative agency or commission or other governmental authority or instrumentality, including without limitation the Regulatory Authorities, or any self-regulatory organization (each, a “Governmental Entity”)

(b) Since January 1, 2022, (i) none of Noah, any director, officer or employee of Noah, or, to the Knowledge of Noah, any auditor, accountant or representative of Noah has received any written complaint, allegation, assertion, or claim that such entity has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) to the Knowledge of Noah, no attorney representing Noah or any Noah Subsidiary, whether or not employed by Noah, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Noah, any Noah Subsidiary or any of their respective officers, directors, employees or agents to any officer of Noah, any Noah Subsidiary, their Boards of Directors or any member or committee thereof.

Section 3.26 Proxy Materials. None of the information relating to Noah or the Noah Subsidiaries to be included in the proxy materials that are to be mailed to the shareholders of Noah in connection with the solicitation of their approval of this Agreement (collectively, the “Proxy Statement”) will, at the time the Proxy Statement is mailed or at the time of the meeting of shareholders to which the Proxy Statement relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not materially false or misleading.

Section 3.27 Deposit Insurance. The deposit accounts of Noah are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “FDI Act”); Noah has paid all regular premiums, required prepayments of premiums and special assessments and filed all reports required under the FDI Act.

Section 3.28 Intellectual Property; Noah Systems.

(a) Except as set forth in Noah Disclosure Schedule 3.28, Noah owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, servicemarks, trademarks, computer software and other intellectual property used in its businesses; Noah has not received any notice of conflict with respect thereto that asserts the right of others.

(b) The computer, information technology and data processing systems, facilities and services used by Noah or any Noah Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Noah Systems”), are reasonably sufficient for the conduct of the respective businesses of Noah and the Noah Subsidiaries as currently conducted and the Noah Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Noah and the Noah Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Noah. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Noah, and except as set forth in Noah Disclosure Schedule 3.28(b), to the Knowledge of Noah, since January 1, 2019, no third party has gained unauthorized access to any Noah Systems owned or controlled by Noah or any Noah Subsidiary. Noah and the Noah Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect the Noah Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Noah and the Noah Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Noah and the Noah Subsidiaries.

Section 3.29 Untrue Statements and Omissions. No representation or warranty contained in Article 3 of this Agreement or in the Noah Disclosure Schedules contains any untrue statement of a material fact.

Section 3.30 Fairness Opinion. Prior to the execution of this Agreement, Noah has received a written opinion from a nationally recognized investment banking firm specializing in advising clients in transactions similar to the Merger, a true and complete copy of which will be delivered to TBOP promptly after the date of this Agreement, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Noah from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.31 No Trust Powers. Noah does not exercise trust powers or act as a fiduciary, trustee, agent, custodian, personal representative, guardian, conservator or investment advisor with respect to assets held other than acting as a trustee or custodian with respect to IRA accounts related to insured deposits or as trustee or custodian for other insured deposits held.

Section 3.32 Investment Securities. Noah has good and marketable title to all securities owned by it, free and clear of any liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Noah or an Noah Subsidiary. Such securities are valued on the books of Noah in accordance with GAAP in all material respects. Noah employs investment, securities, risk management and other policies, practices and procedures which Noah believes are prudent and reasonable.

Section 3.33 Information Technology. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Noah, to the Knowledge of Noah, since January 1, 2022, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Noah and its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF TBOP

Except (a) as disclosed in the disclosure schedule delivered by TBOP to Noah concurrently herewith (the “TBOP Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the TBOP Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by TBOP that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on TBOP; and (iii) any disclosures made in the TBOP Disclosure Schedule with respect to a section of this Article 4 shall be deemed to qualify any other section of this Article 4 (A) specifically referenced or cross-referenced in such disclosure and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section of this Article 4, or (b) as disclosed in any TBOP Reports publicly filed by TBOP after December 31, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), TBOP hereby represents and warrants to Noah as follows:

Section 4.1 Organization and Related Matters of TBOP and Merger Sub. TBOP is a bank duly organized and validly existing under the laws of the State of New Jersey. TBOP has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, or as proposed to be conducted pursuant to this Agreement, and TBOP is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by TBOP, or the character or location of the properties and assets owned or leased by TBOP makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on TBOP on a consolidated basis. True and correct copies of the Certificate of Incorporation and Bylaws of TBOP, each as amended to the date hereof, have been made available to Noah. Upon its organization, Merger Sub will be duly organized and validly existing under the laws of the Commonwealth of Pennsylvania. Following the organization of Merger Sub, TBOP will own all of the outstanding equity securities of Merger Sub.

Section 4.2 Authorization. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Board of Directors of TBOP, and no other corporate or other proceedings on the part of TBOP are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement is the valid and binding obligation of TBOP enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) violate any provision of the Certificate of Incorporation and Bylaws of TBOP, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TBOP or any of its material properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of TBOP or any TBOP Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which TBOP or any TBOP Subsidiary is a party, or by which it or any of their properties or assets may be bound or affected, except for, with respect to clauses (ii) and (iii) above, (X) such matters set forth in TBOP Disclosure Schedule 4.2, and (Y) such violations, conflicts, breaches, defaults, terminations, accelerations, liens, security interests, charges or other encumbrances that individually or in the aggregate will not have a Material Adverse Effect on TBOP on a consolidated basis.

Section 4.3 Consents and Approvals. Except for (i) the Consents of the Regulatory Authorities; (ii) the approval of this Agreement by the shareholders of Noah; and (iii) as disclosed in TBOP Disclosure Schedule 4.3, no consents or approvals by, or filings or registrations with, any third party or any public body, agency or authority are necessary in connection with the execution and delivery by TBOP of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby. TBOP is not a party to any, and there are no pending or, to the Knowledge of TBOP, any threatened, judicial, administrative, arbitral or other proceedings, claims (whether asserted or unasserted), actions, causes of action or governmental investigations against TBOP that has or would reasonably be expected to have a Material Adverse Effect on TBOP on a consolidated basis or challenging the validity of the transactions contemplated by this Agreement. As of the date hereof, none of TBOP or any TBOP Subsidiary is a party to any publicly available agreement or order by or with any Regulatory Authority restricting their respective operations, and none of TBOP or any TBOP Subsidiary has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such publicly available agreement or order.

Section 4.4 Proxy Materials. None of the information relating solely to TBOP or any Subsidiary to be reviewed by TBOP pursuant to Section 5.4 and included or incorporated by reference in the Proxy Statement will, at the time the Proxy Statement is mailed or at the time of the meeting of shareholders of Noah to which the Proxy Statement relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not false or materially misleading, provided that prior to such mailing TBOP has consented to the inclusion of such TBOP information in the Proxy Statement.

Section 4.5 Regulatory Matters. TBOP has not taken or agreed to take and from now until the Effective Time of the Merger will not so take any action, and has no Knowledge of any fact and has not agreed to any circumstance, that would materially impede or delay receipt of any Consent from any Regulatory Authority referred to in this Agreement including matters relating to the Community Reinvestment Act or the BSA. TBOP is in compliance with all regulatory capital requirements applicable to it and is “well capitalized” pursuant to applicable regulatory requirements.

Section 4.6 Access to Funds. TBOP has, and on the Closing Date will have, access to all funds necessary to consummate the Merger and pay the aggregate Merger Consideration.

Section 4.7 Untrue Statements and Omissions. No representation or warranty contained in Article 4 of this Agreement or in the TBOP Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Compliance with Laws. Except for any noncompliance that has been cured prior to the date hereof, noncompliance which will not individually or in the aggregate have a Material Adverse Effect on TBOP on a consolidated basis, or as disclosed in TBOP Disclosure Schedule 4.8, TBOP and each TBOP Subsidiary have, since June 30, 2022, materially complied with all applicable federal, foreign, state and local laws, rules, ordinances, judgments, permits, regulations and orders applicable to them, their properties, assets, deposits, business, conduct of business and relationship with their employees, including, without limitation, the USA PATRIOT Act, the BSA, OFAC regulations, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collections Practices Act, the Truth in Lending Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices and none of TBOP or any TBOP Subsidiary has received any written notice to the contrary that is currently outstanding.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of the Business of Noah.

(a) During the period from the date of this Agreement to the Effective Time of the Merger, Noah shall: (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) use its best efforts to maintain and preserve intact for Noah and TBOP its business organization, employees, goodwill with customers and advantageous business relationships and retain the services of its officers and key employees, (iii) except as required by law or regulation, take no action that would adversely affect or delay the ability of any of the Parties to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement, and (iv) take no action that results in or that would reasonably be expected to result in a Material Adverse Effect on Noah, provided that compliance with the forgoing shall not require Noah to violate any other provision of this Agreement.

(b) During the period from the date of this Agreement to the Effective Time of the Merger, except as required by law or regulation, neither Noah nor any Noah Subsidiary shall, without the prior written consent of TBOP or as set forth in this Agreement:

(i) change, delete or add any provision of or to its Articles of Incorporation or Bylaws or other governing documents of any such entity;

(ii) (A) change the number of shares of its authorized, issued or outstanding capital stock, including any issuance, purchase, redemption, split, combination or reclassification thereof, (B) issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to the authorized or issued capital stock, including without limitation any Noah Restricted Stock Awards; or (C) declare, set aside or pay any dividend or other distributions;

(iii) with respect to borrowings, incur any liabilities or material obligations (other than deposit liabilities and short-term borrowings (including FHLB borrowings and correspondent bank borrowings) with maturities of six (6) months or less in the ordinary course of business), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv) make any capital expenditures individually in excess of $5,000 and collectively in excess of $10,000, other than expenditures necessary to maintain existing assets in good repair;

(v) except as set forth on Noah Disclosure Schedule 3.14(a), sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi) (a) except as set forth on Noah Disclosure Schedule 5.1(b)(vi), enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), (b) except as set forth on Noah Disclosure Schedule 5.1(b)(vi), amend (whether in writing or through the interpretation of) any Noah Employee Plan, (c) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business and set forth in Noah Disclosure Schedule 5.1(b)(vi), that do not exceed, with respect to any individual, five percent (5.0%) of such individual’s base salary or wage rate in effect as of the date hereof, and do not exceed two and one-half percent (2.5%) in the aggregate for all employees, (d) pay or award, or commit to pay or award, any bonuses or incentive compensation, (e) grant or accelerate the vesting of any equity or equity-based awards or other compensation except for vesting that is required by the terms of the award, (f) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (g) fund any rabbi trust or similar arrangement, (h) terminate the employment or services of any officer or any employee whose annual base salary (or annual base compensation, in the case of any independent contractor or consultant) is equal to or greater than $50,000, other than for cause (as determined in the ordinary course of business), (i) hire or promote any officer or any employee, independent contractor or consultant whose annual base salary (or annual base compensation, in the case of any independent contractor or consultant) is equal to or greater than $50,000 or (j) waive, release or limit any Restrictive Covenant obligation of any current or former officer, employee, independent contractor or consultant of Noah or any of its Subsidiaries;

(vii) except as set forth on Noah Disclosure Schedule 5.1(b), enter into or extend any agreement requiring payments by Noah in excess of $5,000, including but not limited to any lease or license relating to real property, personal property, data processing or bankcard functions, other than in connection with capital expenditures permitted under Section 5.1(b)(iv) and sales and dispositions permitted under Section 5.1(b)(v);

(viii) acquire or agree to acquire five percent (5%) or more of the assets or equity securities of any Person or acquire direct or indirect control of any Person other than in connection with foreclosures in the ordinary course of business; provided however, Noah shall consult with TBOP with respect to any such foreclosures;

(ix) originate, purchase, extend, amend or grant (a) any loan, including modifications to any loans existing on the date hereof, in principal amount in excess of $250,000, (b) any consumer loan or (c) any non-owner occupied construction loan, manufactured housing loan, marine or boat loan, or airplane loan in any amount; without limiting the generality of the foregoing, Noah shall not take any action which would cause any loan that is not (1) a Nonperforming Asset or (2) a troubled debt restructuring, as defined in the Call Report Instructions, as of September 30, 2022, to become a troubled debt restructuring;

(x) file any notices or applications or make any contract with respect to branching by Noah (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property other than in connection with foreclosure proceedings;

(xi) form any new Subsidiary;

(xii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with Noah’s past practices;

(xiii) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 and 8 not being satisfied;

(xiv) purchase or sell or otherwise acquire (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practices) any investment securities other than U.S. Treasury securities, U.S. Government agency securities or mortgage-backed securities guaranteed by an agency of the U.S. Government, in each case purchased in the ordinary course of business consistent with past practices and in accordance with Noah’s investment policy;

(xv) (A) commence any cause of action (other than counter-claims brought in any action in which Noah is a defendant) or proceeding other than in accordance with past practice or (B) settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or restrictions upon any of Noah’s operations; provided that the amount for which Noah or any of its Subsidiaries is liable, net of any insurance recoveries received by Noah or any of its Subsidiaries, for all such settlements shall not exceed $25,000 in the aggregate;

(xvi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business, consistent with past practice;

(xvii) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate other than pursuant to existing policies;

(xviii) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xix) except for the execution of this Agreement, and actions taken or that will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement (other than salary earned for prior service);

(xx) adopt the Current Expected Credit Losses (CECL) allowance for loan losses methodology during the year ended December 31, 2022, or make any change in policies or methodologies in existence on the date of this Agreement with regard to: the allowance for loan losses, the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Regulatory Authority or changes in GAAP, as advised by Noah’s independent public accountants;

(xxi) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any Noah Employee Plan;

(xxii) enter into any new line of business, or purchase or otherwise acquire (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practices), or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies or otherwise permitted under this Agreement;

(xxiii) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of Hazardous Material or an underground storage tank;

(xxiv) make any written communications to the directors, officers or employees of Noah or any Noah Subsidiary pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without first providing TBOP with a copy or description of the intended communication, which TBOP shall promptly review and comment on, and TBOP and Noah shall cooperate in providing any such mutually agreeable communication;

(xxv) issue any broadly distributed communication of a general nature to customers without the prior approval of TBOP (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(xxvi) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets of Noah or any Noah Subsidiary;

(xxvii) purchase any bank owned life insurance;

(xxviii) use any “Flex Credits” or other credits under or in connection with Noah’s current core platform contract with Fiserv. Noah represents that it currently has $500,000 of Flex Credits with Fiserv;

(xxix) reduce any of Noah’s loan loss or other reserves, except as required by applicable law, GAAP or regulatory accounting principles; or

(xxx) agree to do any of the foregoing.

Section 5.2 Current Information. During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Noah will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of TBOP and to report the general status of the ongoing operations of Noah and the Noah Subsidiaries. Noah will promptly notify TBOP of any material change in the normal course of business or the operations or the properties of Noah, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Noah or the Noah Subsidiaries or the threat of litigation, claims, threats or causes of action involving Noah, and will keep TBOP fully informed of such events. Noah will furnish to TBOP, promptly after the preparation and/or receipt by Noah thereof, copies of its unaudited monthly and quarterly periodic financial statements and Call Reports for the applicable periods then ended, and such financial statements and Call Reports shall, upon delivery to TBOP, be treated, for purposes of Section 3.3 hereof, as among the Financial Statements of Noah or the Financial Regulatory Reports of Noah, as applicable. Notwithstanding the forgoing, Noah shall not be required to provide any information hereunder which Noah is permitted to withhold from TBOP under Section 5.3(a) hereof.

Section 5.3 Access to Properties; Personnel and Records; Systems Integration.

(a) For so long as this Agreement shall remain in effect, Noah and the Noah Subsidiaries shall permit TBOP or its agents upon reasonable notice reasonable access, during normal business hours, to their properties, and shall disclose and make available (together with the right to copy) to TBOP and to its external and internal auditors, loan review officers, attorneys, accountants and other representatives, all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Noah and the Noah Subsidiaries, including all books of account (including the general ledger), reconciliations, tax records, minute books of directors’ and shareholders’ meetings (other than minutes that discuss this Agreement or any of the transactions contemplated by this Agreement), organizational documents, bylaws, contracts and agreements, filings with any regulatory agency, correspondence with regulatory or taxing authorities, documents relating to assets, titles, abstracts, appraisals, consultant’s reports, plans affecting employees, securities transfer records and shareholder lists, and any other assets, business activities or prospects in which TBOP may have a reasonable interest, and Noah shall use its reasonable best efforts to provide to TBOP and its representatives access to the work papers of Noah’s accountants. During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination of this Agreement, Noah shall provide to TBOP with as much notice as reasonably possible of all special and regular meetings of Noah’s Board of Directors and committees thereof and of all meetings of officers of Noah, and Noah will invite a TBOP representative to attend all meetings of Noah’s Board of Directors, Asset/Liability Committee, Audit Committee, Compensation Committee and Loan Committee, except for any portion of such meetings related to this Agreement or any of the transactions contemplated by this Agreement, and provide TBOP with a copy of the board and committee packages in advance of such meetings and a copy of the minutes of such meetings promptly thereafter except those board and committee packages and minutes relating to this Agreement or the transactions contemplated by this Agreement. Noah shall provide information not less than weekly regarding the business activities and operations of Noah and all parties will establish procedures for coordination and monitoring of transition activities. Notwithstanding the foregoing, Noah shall not be required to provide access to or to disclose information where such access or disclosure would (i) contravene any law, rule, regulation, order or judgment, including without limitation, restrictions on sharing confidential supervisory information, (ii) result in the waiver by it of the privilege protecting communications between it and any of its counsel, or (iii) violate any confidentiality agreement entered into by Noah prior to the date hereof; provided that each party shall cooperate with the other party in seeking to obtain Consents from appropriate parties under whose rights or authority access is otherwise restricted. The foregoing rights granted shall not, whether or not and regardless of the extent to which the same are exercised, affect the representations and warranties made in this Agreement.

(b) All information furnished by the Parties hereto pursuant to this Agreement, whether furnished before or after the date of this Agreement, shall be treated as the sole property of the party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the party receiving the information shall return to the party that furnished such information, all documents or other materials containing, reflecting or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes. The obligation to keep such information confidential shall continue for two (2) years from the date the proposed transactions are abandoned but shall not apply to (i) any information that (A) the party receiving the information was already in possession of prior to disclosure thereof by the party furnishing the information, (B) was then available to the public, or (C) became available to the public through no fault of the party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or regulatory agency; provided, however, the party that is the subject of any such legal requirement or order shall use its best efforts to give the other party at least ten (10) business days prior notice thereof. Each party hereto acknowledges and agrees that a breach of any of their respective obligations under this Section 5.3 would cause the other irreparable harm for which there is no adequate remedy at law, and that, accordingly, each is entitled to injunctive and other equitable relief for the enforcement thereof in addition to damages or any other relief available at law. Without the consent of the other party, neither party shall use information furnished to such party other than for the purposes of the transactions contemplated hereby.

(c) From and after the date hereof, Noah shall, and shall cause its directors, officers and employees to, and shall make all reasonable efforts to cause Noah’s data processing service providers to, cooperate and assist TBOP in connection with an electronic and systematic conversion of all applicable data regarding Noah to TBOP’s system of electronic data processing provided that in no event shall such electronic and systematic conversion take place prior to the Effective Time of the Merger. In furtherance of, and not in limitation of, the foregoing, Noah shall make reasonable arrangements during normal business hours to permit personnel and representatives of TBOP to train Noah’s employees in TBOP’s system of electronic data processing. Noah shall permit TBOP to train Noah’s employees during the 60-day period before the anticipated Effective Time of the Merger (with certain key employees designated by TBOP to be made available for training during the 90-day period before the anticipated Effective Time of the Merger) with regard to TBOP’s operations, policies and procedures at TBOP’s sole cost and expense. This training may take place at the branch offices of Noah or TBOP at such times to be determined in cooperation with Noah and shall be conducted in a manner so as to not interfere with the business operations of the Noah branch offices.

Section 5.4 Approval of Shareholders. Noah shall prepare the Proxy Statement and shall permit TBOP to review and comment on the Proxy Statement prior to its mailing to Noah’s shareholders, such mailing to occur as soon as practicable after the date of this Agreement. Noah will take all steps necessary under applicable laws to call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable (“Noah Shareholders Meeting”), at such time as may be mutually agreed to by the Parties. The Board of Directors of Noah will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby, and Noah will use its reasonable best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby; provided, however, that the Board of Noah shall be entitled to change its recommendation to the shareholders of Noah after the third (3rd) business day following TBOP’s receipt of a notice (the “Notice of Superior Proposal”) from Noah advising TBOP that the Noah Board of Directors has decided that a bona fide unsolicited written Acquisition Proposal (as defined below) that it received (that did not result from a breach of Section 5.5) constitutes a Superior Proposal (as defined in Section 5.5) (it being understood that Noah shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Noah proposes to accept and the subsequent notice period shall be two (2) business days) if, but only if, (i) the Noah Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to Noah’s stockholders under applicable law, (ii) at the end of such three (3) business day period or the two (2) business day period (as the case may be), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by TBOP since its receipt of such Notice of Superior Proposal (provided, however, that TBOP shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the Noah Board has again in good faith made the determination in clause (i) of this Section 5.4, and (B) that such Acquisition Proposal constitutes a Superior Proposal (as defined below) and (iii) Noah has fully complied with Section 5.5 hereof.

Section 5.5 No Other Bids. Except with respect to this Agreement and the transactions contemplated hereby or as otherwise permitted by this Section 5.5, neither Noah nor any Affiliate (as defined herein) thereof, nor any investment banker, attorney, accountant or other representative (collectively, “representatives”) retained by Noah shall directly or indirectly (i) initiate, solicit, encourage or otherwise take any action designed to or which could reasonably be expected to facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any “Acquisition Proposal” (as defined below) by any other party or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish any information with respect to, or otherwise cooperate in any way with, any Acquisition Proposal. Neither Noah nor any Affiliate or representative thereof shall furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any Acquisition Proposal, and shall direct and use its reasonable efforts to cause its Affiliates or representatives not to engage in any of the foregoing.

Noah shall promptly notify TBOP orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Noah shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations with any other parties conducted heretofore with respect to any of the foregoing. Notwithstanding the foregoing provisions of this Section 5.5, in the event that, prior to obtaining shareholder approval of the Merger, Noah receives an unsolicited bona fide written Acquisition Proposal not solicited in violation of this Agreement, and the Noah Board of Directors concludes in good faith (after consultation with its outside legal counsel and financial advisor) (i) it is legally necessary for the proper discharge of its fiduciary duties for the Board to respond to such Acquisition Proposal and (ii) such Acquisition Proposal constitutes a “Superior Proposal” (as defined below), Noah may furnish or cause to be furnished confidential information or data to the third party making such proposal and participate in negotiations or discussions, provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, Noah shall have entered into a confidentiality agreement with such third party on terms no less restrictive to Noah than the confidentiality agreement with TBOP, and provided further that Noah also shall provide to TBOP a copy of any such confidential information or data that it is providing to any third party pursuant to this Section 5.5 to the extent not previously provided or made available to TBOP. Noah shall promptly advise TBOP orally and in writing of any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal (including any changes thereto) and the identity of the person making any such Acquisition Proposal. Noah shall (i) keep TBOP fully informed in all material respects of the status and details (including any change to the terms thereof) of any Acquisition Proposal, (ii) provide to TBOP as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Noah or Noah from any person that describes any of the terms or conditions of any Acquisition Proposal (including any draft acquisition agreement) and (iii) keep TBOP fully informed in all material respects of the status and details of any determination by Noah’s Board of Directors with respect to any such Acquisition Proposal.

The term “Acquisition Proposal” shall, with respect to Noah, mean any proposal or offer for any of the following: (a) a merger or consolidation, or any similar transaction (other than the Merger) of any company with Noah, (b) a purchase, lease or other acquisition of all or substantially all the assets of Noah, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) that would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of Noah, or (d) a tender or exchange offer to acquire securities representing 25% or more of the voting power of Noah. “Superior Proposal” means an Acquisition Proposal that the Board of Directors of Noah reasonably determines (after consultation with Piper Sandler or another financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of Noah from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by TBOP in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Section 5.6 Maintenance of Properties; Certain Remediation and Capital Improvements. Noah and the Noah Subsidiaries will maintain their properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.7 Consents to Assign and Use Leased Premises. With respect to the leases disclosed in Noah Disclosure Schedule 3.14(b), Noah will use its best efforts to obtain all Consents necessary or appropriate to complete the Merger, to transfer and assign all right, title and interest of Noah to TBOP and to permit the use and operation of the leased premises by TBOP as of the Closing.

Section 5.8 Support Agreements. In addition to the Support Agreements delivered on or prior to the date of the Agreement by each director and each executive officer of Noah, Noah shall deliver to TBOP a Support Agreement in form and substance as set forth at Exhibit B, executed by each person who becomes a director or executive officer (including the President and Chief Executive Officer, the Chief Financial Officer and each Senior Vice President) of Noah.

Section 5.9 Disclosure Controls.

(a) Between the date of this Agreement and the Effective Time of the Merger, (i) Noah shall maintain disclosure controls and procedures that are effective to ensure that material information relating to Noah and the Noah Subsidiaries is made known to the President and Chief Executive Officer and Chief Financial Officer of Noah to permit Noah to record, process, summarize and report financial data in a timely and accurate manner; (ii) such officers shall promptly disclose to Noah’s auditors and audit committee any significant deficiencies in the design or operation of internal controls that could adversely affect Noah’s ability to record process, summarize and report financial data, any material weaknesses identified in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in Noah’s internal controls; and (iii) Noah shall take appropriate corrective actions to address any such significant deficiencies or material weaknesses identified in the internal controls.

(b) Between the date of this Agreement and the Effective Time of the Merger, Noah shall, upon reasonable notice during normal business hours, permit TBOP (i) to meet with the officers of Noah responsible for the Financial Statements of Noah and the internal control over financial reporting of Noah to discuss such matters as TBOP may deem reasonably necessary or appropriate concerning TBOP’s obligations under Section 302 and 906 of the Sarbanes-Oxley Act; and (ii) to meet with officers of Noah to discuss the integration of appropriate disclosure controls and procedures and internal control over financial reporting relating to Noah’s operations with the controls and procedures and internal control over financial reporting of TBOP for purposes of assisting TBOP in compliance with the applicable provisions of the Sarbanes-Oxley Act following the Effective Time of the Merger. Noah shall, and shall cause its and Noah’s respective employees and accountants to, fully cooperate with TBOP in the preparation, documentation, review, testing and all other actions TBOP deems reasonably necessary to satisfy the internal control certification requirements of Section 404 of the Sarbanes-Oxley Act.

Section 5.10 Advisory Board. TBOP shall establish and maintain for a two-year period following the Effective Time of the Merger, subject to the approval or non-objection of each applicable Regulatory Authority, a divisional advisory board to advise TBOP on operations in Noah’s current market area following the Merger. Noah’s Chairman of the Board will also be engaged to perform certain additional consulting services as a member of such advisory board. Each non-employee director of Noah as of the date of this Agreement who is a director of Noah immediately prior to the Effective Time of the Merger shall be invited to serve on the advisory board. Subject to regulatory approval, during such two-year period, each advisory director will receive compensation for service on, and attendance at, advisory board meetings as set forth in TBOP Disclosure Schedule 5.10.

Section 5.11 Audited Financial Statements. Noah shall use its best efforts to cause BDO USA LLP or such other independent audit firm acceptable to TBOP to render its unqualified opinion on the audited financial statements of Noah at and for the year-ended December 31, 2022 prior to the Closing Date. Such opinion shall state that such financial statements present fairly, in all material respects, the financial position of Noah as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with GAAP (such unqualified opinion is referred to herein as the “Auditor Opinion”).

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1 Best Efforts; Cooperation. Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable best efforts in good faith promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, so as permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated by this Agreement, including the satisfaction of the conditions set forth in Article 7 hereof, and furthermore agrees to cooperate fully with the other Party to that end.

Section 6.2 Regulatory Matters.

(a) As promptly as practicable following the execution and delivery of this Agreement, but in no event more than 45 days from the date hereof, TBOP and Noah shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities that are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger and Noah shall provide TBOP with such information as TBOP reasonably requests in connection with the preparation of such applications and filings. Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require. The Parties hereto will cooperate with each other and use their best efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties that are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of Noah. Each of the Parties shall have the right to review and comment upon any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement, provided that the Party submitting the filing or material shall have sole discretion with respect to the content of such filing or material. The right to review and comment shall expire 48 hours after delivery of the draft filing to the reviewing party.

(b) Each Party hereto will furnish the other party with all information concerning itself, its subsidiaries, directors, trustees, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such party to any Governmental Entity in connection with the transactions, applications or filings contemplated by this Agreement. The Parties hereto will promptly furnish each other with copies of written communications received by them or their respective subsidiaries, if any, from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

Section 6.3 Employment and Employee Benefits Matters.

(a) The Parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between TBOP or any of its Affiliates and any officer or employee of Noah or an obligation on the part of TBOP or any of its Affiliates to employ any such officers or employees.

(b) TBOP will honor the employment agreement of Noah as set forth at Noah Disclosure Schedule 6.3(b), subject to (i) the terms of any amendment to such agreement entered into between TBOP and the officer of Noah who is a party to the employment agreement, (ii) Noah or TBOP filing any required applications and certifications with the Regulatory Authorities in order to obtain the approvals required by the following clause (iii), and (iii) the receipt prior to the Effective Time of the Merger of the determination of the FDIC that any golden parachute payment to be made under such agreements are permissible under Part 359 of the FDIC’s regulations, and any other required approvals of the Regulatory Authorities. Noah Disclosure Schedule 6.3(b) includes a calculation of all potential payments and supporting data as detailed in the employment agreement calculated as of the date of this Agreement and to be updated in advance of the Closing Date.

(c) Except with respect to TBOP Employee Stock Ownership Plan and TBOP Change in Control Severance Plan, Noah employees who continue as employees of TBOP after the Effective Time of the Merger

(“Continuing Employees”) shall receive, for purposes of eligibility to participate, receive employer contributions and vesting under any TBOP 401(k) plan, credit for all service with Noah, or any Noah Subsidiary and shall enter any TBOP 401(k) plan in accordance with its terms as soon as administratively feasible following the Effective Time of the Merger. No less than three business days prior to the Effective Time of the Merger, Noah shall take all corporate and other actions required to terminate the Noah 401(k) Plan so that such termination date is prior to the Effective Time. Noah shall provide a copy of such proposed actions to TBOP for its review and approval no less than six business days prior to the proposed date of termination.

(d) Prior to or as of the Effective Time of the Merger, Noah shall terminate, except to the extent not consistent with law, Noah’s health and welfare benefit plans, programs, and insurance. Continuing Employees will become eligible to participate in the medical, dental, health or disability plan maintained by TBOP or any of its Affiliates. TBOP or any of its Affiliates, as applicable, shall cause each such plan that shall be implemented as a replacement plan to such Noah plan that is terminating to (i) waive any preexisting condition limitations to the extent such conditions for such participant are covered under the applicable Noah medical, health, dental or disability plans and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee on or after the plan enrollment date, unless such employee had not yet satisfied any similar limitation or requirement under the analogous Noah Employee Plan prior to the enrollment date.

(e) Until the Effective Time of the Merger, Noah shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) with respect to each Noah qualifying beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) before the Effective Time of the Merger. TBOP shall be liable for (i) all obligations for continued health coverage under COBRA with respect to each Noah qualified beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) from and after the Effective Time of the Merger, and (ii) for continued health coverage under COBRA from and after the Effective Time of the Merger for each Noah qualified beneficiary who incurs a qualifying event before the Effective Time of the Merger.

(f) Employees of Noah, except the Named Officers (as such term defined in Section 11.1), as of the date of the Agreement who remain employed by Noah as of the Effective Time of the Merger and whose employment is terminated by TBOP (absent termination for Cause as defined herein) within three (3) months after the Effective Time of the Merger shall receive severance pay equal to two (2) weeks of base weekly pay for each year of employment service completed with Noah or any Noah Subsidiary, prior to the Effective Time of the Merger, with a minimum severance payment to an individual equal to four (4) weeks of base pay and a maximum payment equal to the lesser of (i) $40,000 or (ii) 26 weeks of base pay. Such severance pay will be made at regular payroll intervals and shall be conditioned upon employee’s execution and delivery to TBOP of a release of claims in the form satisfactory to TBOP and the expiration of all applicable statutory revocation periods. Such severance payments will be in lieu of any severance pay plans that may be in effect at Noah prior to the Effective Time of the Merger. “Cause”, for purposes of this paragraph, shall mean (i) the willful and continued failure by the employee to perform (other than by reason of disability) his or her material duties for TBOP after at least one warning in writing from TBOP or its designee identifying specifically any such failure; (ii) willful misconduct of any type by the employee, including, but not limited to, the disclosure or improper use of confidential information which causes material injury to either or both of TBOP or any of its Affiliates, as specified in a written notice to the employee from TBOP or its designee; or (iii) the employee’s conviction of a crime (other than a traffic violation), habitual drunkenness, drug abuse, or excessive absenteeism (other than for illness), after a warning (with respect to drunkenness or absenteeism only) in writing from TBOP or its designee to refrain from such behavior. The Named Officers set forth on TBOP Disclosure Schedule 6.3(f) who remain employed by Noah as of the Effective Time of the Merger and whose employment is terminated by TBOP (absent termination for cause as defined herein) within three (3) months after the Effective Time of the Merger shall receive severance pay set forth on TBOP Disclosure Schedule 6.3(f).

(g) Noah shall not grant any rights, options, stock or other awards under the Noah Incentive Compensation Plan, and shall take all steps necessary to cause the Noah Incentive Compensation Plan to terminate as of the Effective Time of the Merger.

Section 6.4 Indemnification.

(a) For a period of six (6) years after the Effective Time of the Merger, TBOP shall indemnify, defend and hold harmless the directors, officers and employees of Noah (each of the indemnified directors and officers of Noah, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time of the Merger, arising out of the fact that such person is or was a director, officer or employee of Noah or any Noah Subsidiary and pertaining to matters existing or occurring at or prior to the Effective Time of the Merger (including, without limitation, transactions contemplated by this Agreement) to the fullest extent that Noah would have been permitted to do so under its Articles of Incorporation, Bylaws and any applicable law, provided that the Indemnified Party is not a plaintiff in any action or proceeding against Noah, its Board of Directors or any member thereof that is pending at or after the Effective Time of the Merger, in which case such indemnification shall be provided only to the extent that Noah would have been required to do so under its Articles of Incorporation, Bylaws and any applicable law. With respect to any action or proceeding to which an Indemnified Party is entitled to indemnification under the prior sentence, TBOP shall pay expenses, including reasonable attorney’s fees, as they are incurred and in advance of the final disposition of any such action or proceeding to each such Indemnified Party to the fullest extent permitted by applicable state or federal law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated or determined not to be entitled to indemnification.

(b) After the Effective Time of the Merger, directors, officers and employees of Noah, except for the indemnification rights provided for in this Section 6.4 above, shall have indemnification rights having prospective application only. These prospective indemnification rights shall consist of such rights to which directors, officers and employees of TBOP and its subsidiaries would be entitled under the Certificate of Incorporation and Bylaws of TBOP or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as TBOP may then make available to officers, directors and employees of TBOP and its subsidiaries.

(c) For a period of six (6) years after the Effective Time of the Merger, TBOP shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Noah (provided that TBOP may substitute therefor its policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time of the Merger; provided, however, that TBOP shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by Noah for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then TBOP shall cause to be maintained policies of insurance that, in TBOP’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Noah, in consultation with TBOP, but only upon the prior written consent of TBOP, may (and at the request of TBOP, Noah shall use its reasonable best efforts to) obtain at or prior to the Effective Time of the Merger a six-year prepaid “tail” policy under Noah’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, TBOP shall not have any further obligations under this Section 6.4(c), other than to maintain such prepaid “tail” policy.

(d) If TBOP or any of its successors and assigns shall consolidate with or merge into any other person and shall not be the continuing or surviving person of such consolidation or merger (including without limitation the merger of Noah into TBOP contemplated hereby), or shall transfer all or substantially all of its assets to any person, then, in each case, proper provisions shall be made so that the successors and assigns of TBOP shall assume the obligations set forth in this Section 6.4.

(e) The provisions of this Section 6.4 are intended for the benefit of, and shall be enforceable by each Indemnified Party, and each Indemnified Party’s heirs and representatives.

Section 6.5 Transaction Expenses of Noah.

(a) Noah Disclosure Schedule 6.5(a) contains Noah’s estimated budget of transaction-related expenses reasonably anticipated to be payable by Noah in connection with this Agreement and the transactions contemplated thereunder through the Closing Date, including any payments to be made in accordance with any employment agreements, change in control agreements, non-compete agreements or bonus arrangements between any officer and Noah to be made before or after the Effective Time of the Merger, based on facts and circumstances then currently known, including the fees and expenses of counsel, accountants, investment bankers and other professionals. Noah shall use its best efforts to maintain expenses within the budget.

(b) Promptly after the execution of this Agreement, Noah shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements within 30 days, except for any success fees due upon completion or termination of the Merger, all of which are detailed, including the amount and circumstances under which they will be due, on Noah Disclosure Schedule 6.5(b). Noah shall review these invoices and track such expenses against the budget referenced above, and Noah shall advise TBOP of such matters prior to payment of such invoices.

(c) Noah shall ask its professionals to render monthly invoices within thirty (30) days after the end of each month. Noah shall advise TBOP monthly of such invoices for professional services, disbursements and reimbursable expenses that Noah has incurred in connection with this Agreement prior to payment of such invoices, and Noah shall track such expenses against the budget referenced above.

(d) Noah, in reasonable consultation with TBOP, shall make all arrangements with respect to the printing and mailing of the Proxy Statement, the expenses of which shall be the responsibility of Noah.

(e) Not later than two (2) business days prior to the Closing Date, Noah shall provide TBOP with an accounting of all transaction related expenses incurred by it through the Closing Date, including a good faith estimate of such expenses incurred or to be incurred through the Closing Date but as to which invoices have not yet been submitted or payments have not been made. Noah shall detail any variance of such transaction expenses to the budget set forth at Noah Disclosure Schedule 6.5(a) as of the date of the Agreement.

Section 6.6 Press Releases. TBOP and Noah agree that they will not issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby without first consulting with the other party as to the form and substance of such disclosures that may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure that is required by law or regulation.

Section 6.7 Prior Notice and Approval Before Payments To Be Made. No payments shall be made by Noah to any director, officer or employee in accordance with any agreement, contract, plan or arrangement (including, but not limited to any employment agreement, severance arrangement, stock option, non-compete agreements, deferred compensation plan, bonus, vacation or leave plan or other compensation or benefits program), which payments arise upon the termination of such agreement, contract, plan or arrangement or upon the termination of employment or service of such recipient with Noah, except to the extent that such intended payments (i) have been set forth in the Noah Disclosure Schedules furnished to TBOP at the date of this Agreement, (ii) with prior written notice to TBOP of such intended payment, and (iii) delivery of a written acknowledgement and release executed by the recipient and Noah reasonably satisfactory to TBOP in form and substance. Prior to Noah making any such payments to any officer or director, Noah, with the assistance of its tax accountants, shall determine that no such payments, if made, shall constitute an “excess parachute payment” in accordance with Section 280G of the Code, and Noah shall furnish TBOP with a detailed schedule related to such determination prior to making any such payments.

Section 6.8 Notification of Certain Matters. Each party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission that causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation that is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission that individually or in the aggregate has, or that, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such party. Each of Noah and TBOP shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 6.9 Restructuring Efforts. If Noah shall have failed to obtain the shareholder approval of this Agreement and the transactions contemplated hereby at the Noah Shareholders Meeting or any adjournment or postponement thereof, then, unless this Agreement has been terminated in accordance with its terms, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the Noah Shares as provided for in this Agreement, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.9) to Noah’s shareholders for approval.

Section 6.10 New Era Technology f.k.a ACBB-BITS. Noah represents and warrants to TBOP that its contract with New Era Technology, f.k.a. ACBB-BITS or BITS (“New Era”), may be terminated as of September 18, 2023 by among other things providing written notice to New Era of such termination by certified mail sent no later than 90 days prior to such date, and Noah agrees to (i) obtain an acknowledgment from New Era of such September 18, 2023 termination date and (ii) send such notice to New Era on or before June 1, 2023 if the Merger has not occurred on or prior to such date.

Section 6.11 Nonperforming Assets. If Noah’s Nonperforming Assets at any time exceed $8,662,393, then within two business days thereafter Noah shall prepare an allowance for loan loss calculation using the formula set forth on TBOP Disclosure Schedule 6.11, and if such calculation exceeds Noah’s then current allowance for loan losses, then Noah shall within 30 days (but in no event later than the Measurement Date defined in Section 2.6) charge off loans in an amount at least equal to such excess amount. All appraisals used in such calculation shall be as of a date within six months of the calculation date.

ARTICLE 7

MUTUAL CONDITIONS TO CLOSING

The obligations of TBOP, on the one hand, and Noah, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived in writing as hereinafter provided for:

Section 7.1 Shareholder Approval. The Merger shall have been approved by the requisite vote of the shareholders of Noah.

Section 7.2 Regulatory Approvals. All necessary Consents of the Regulatory Authorities shall have been obtained and all notice and waiting periods required by law to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3 Litigation. There shall be no actual or threatened causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, that, in the case of (i) through (iii), and in the reasonable judgment of either TBOP or Noah, based upon advice of counsel, would have a Material Adverse Effect with respect to TBOP or Noah, as the case may be. No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts or makes illegal the consummation of the Merger.

Section 7.4 Disclosure Supplements. From time to time prior to the Effective Time of the Merger, each Party will promptly supplement or amend their respective Disclosure Schedules delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or that is necessary to correct any information in such Disclosure Schedules that has been rendered materially inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Articles 8 and 9 and shall be for informational purposes only.

ARTICLE 8

CONDITIONS TO THE OBLIGATIONS OF TBOP

The obligation of TBOP to consummate the Merger is subject to the satisfaction of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1 Representations and Warranties. The representations and warranties of Noah contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement, unless the failure of such representations and warranties to be true and correct (other than the representations and warranties contained in Sections 3.2(a) and 3.6(a), which shall be true in all respects) either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on Noah the Noah Subsidiaries taken as a whole.

Section 8.2 Performance of Obligations. Noah shall have performed in all material respects all covenants, obligations and agreements required to be performed by it under this Agreement prior to the Effective Time of the Merger.

Section 8.3 Certificate Representing Satisfaction of Conditions. Noah shall have delivered to TBOP a certificate of the Chief Executive Officer of Noah dated as of the Closing Date and without personal liability as to the satisfaction of the matters described in Section 8.1, 8.2, and 8.7 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Noah under Article 3 of this Agreement.

Section 8.4 Consents Under Agreements. Noah shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by TBOP to any obligation, right or interest of Noah under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on TBOP or upon the consummation of the transactions contemplated by this Agreement.

Section 8.5 Burdensome Condition. None of the approvals, consents or waivers of any Regulatory Authority required to permit consummation of the transactions contemplated by this Agreement shall contain any condition or requirement that would reasonably be expected to require TBOP or Noah to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing approvals, consents, and waivers of any Regulatory Authority that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Noah) on any of TBOP, Noah or the Surviving Bank, after giving effect to the Merger, provided that any lack of an SBA license by TBOP shall not be considered a Material Adverse Effect.

Section 8.6 Certification of Claims. Noah shall have delivered a certificate to TBOP that, other than as set forth in such certificate, Noah is not aware of any pending or threatened claim under the directors and officers liability insurance policy or the fidelity bond coverage of Noah.

Section 8.7 Nonperforming Assets. Noah’s Nonperforming Assets, as defined in Section 11.1, shall not exceed $12,000,000 at any time prior to the Closing Date.

Section 8.8 Shareholder Support Agreements. Each Supporting Shareholder shall have executed a Shareholder Support Agreement in the form attached as Exhibit C as of the date of this Agreement.

Section 8.9 Support Agreements. Each director and executive officer of Noah shall have executed a Support Agreement in the form attached as Exhibit B as of the date of this Agreement.

Section 8.10 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Noah or any Noah Subsidiary.

Section 8.11 Dissenting Shareholders. The holders of no more than ten percent (10.0%) of the issued and outstanding shares of Noah Shares shall have properly exercised dissenters’ rights of appraisal.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF NOAH

The obligation of Noah to consummate the Merger as contemplated herein is subject to the satisfaction of each of the following conditions, unless waived as hereinafter provided for:

Section 9.1 Representations and Warranties. The representations and warranties of TBOP contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement unless the failure of such representations and warranties to be true and correct either individually or in the aggregate and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties, will not have or is not reasonably likely to have a Material Adverse Effect on TBOP and its Subsidiaries on a consolidated basis.

Section 9.2 Performance of Obligations. TBOP shall have performed in all material respects all covenants, obligations and agreements required to be performed by it under this Agreement prior to the Effective Time of the Merger.

Section 9.3 Certificate Representing Satisfaction of Conditions. TBOP shall have delivered to Noah a certificate of the Chief Executive Officer of TBOP dated as of the Effective Time of the Merger and without personal liability as to the satisfaction of the matters described in Section 9.1 and Section 9.2 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of TBOP under Article 4 of this Agreement.

Section 9.4 Payment to Exchange Agent. TBOP shall provide evidence that it has paid to the Exchange Agent, in immediately available funds, the aggregate amount of the Merger Consideration.

ARTICLE 10

TERMINATION, WAIVER AND AMENDMENT

Section 10.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger:

(a) by the mutual consent in writing of the Boards of Directors of TBOP and Noah;

(b) by the Board of Directors of TBOP or Noah if the Merger shall not have occurred on or prior to August 31, 2023, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the party electing to terminate pursuant to this Section 10.1(b);

(c) by the Board of Directors of TBOP or Noah (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Noah and Section 9.1 in the case of TBOP or in breach of any covenant or agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 8.1 of this Agreement in the case of Noah and Section 9.1 of this Agreement in the case of TBOP;

(d) by the Board of Directors of TBOP or Noah (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Noah and Section 9.1 in the case of TBOP or in breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement that cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach;

(e) by the Board of Directors of TBOP or Noah in the event any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal;

(f) by the Board of Directors of TBOP or Noah (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in this case of Noah and Section 9.1 in the case of TBOP or in breach of any covenant or agreement contained in this Agreement) upon delivery of written notice of termination at the time that it is determined that any of the conditions precedent to the obligations of such party to consummate the Merger (other than as contemplated by Section 10.1(e) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(b) of this Agreement;

(g) by the Board of Directors of TBOP, (i) if Noah fails to call, give notice of or hold its shareholder meeting to vote on the Agreement by February 22, 2023 in accordance with Section 5.4; (ii) if Noah’s Board of Directors either (A) fails to recommend, or fails to continue its recommendation, that the shareholders of Noah vote in favor of the adoption of this Agreement. or failed to include such recommendation in the Proxy Statement, (B) modifies, withdraws or changes in any manner adverse to TBOP its recommendation that the shareholders of Noah vote in favor of the adoption of this Agreement, (C) fails to recommend against acceptance of any publicly disclosed tender offer or exchange offer for outstanding Noah Shares by any person (other than TBOP or any affiliate of TBOP), within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act, in any such case whether or not permitted by the terms hereof, or (D) recommended or endorsed an Acquisition Proposal, (iii) if Noah breached any of its obligations under Section 5.5 in any material respect; or (iv) if Noah materially breached any of its obligations under Section 5.4

(h) By the Board of Directors of Noah, if, after it has received a Superior Proposal in compliance with Section 5.5 and otherwise complied with all of its obligations under Section 5.5, Noah or any of its subsidiaries enters into a definitive agreement with respect to, or consummates a transaction which is the subject of, an Acquisition Proposal; provided, however, that this Agreement may only be terminated in accordance with this Section 10.1(h) and a new definitive agreement entered into by Noah with a third party (A) not earlier than 48 hours following written notice to TBOP advising TBOP that the Board of Directors of Noah is prepared to accept such Superior Proposal and (B) after payment, in immediately available funds of the Termination Fee (as defined below); or

(i) by Noah, following the Noah Shareholders Meeting (including any adjournments or postponements thereof) where this Agreement and the transactions contemplated hereby were voted upon, if Noah (i) received an Acquisition Proposal prior to the Noah Shareholders Meeting, (ii) has not breached any of its obligations under Section 5.4 or Section 5.5 and (iii) failed to obtain the shareholder approval required under the PABC at the duly convened Noah Shareholders Meeting or at any adjournment or postponement thereof;

Section 10.2 Effect of Termination; Termination Fee.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, the Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of Section 5.3(b), this Section 10.2, Section 10.5 and Article 11 of this Agreement shall survive any such termination and abandonment.

(b) In the event of termination of this Agreement pursuant to Section 10.1, except as provided in Section 10.2(c) and below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses. In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(c) If, after the date of this Agreement, (i) TBOP terminates this Agreement in accordance with Section 10.1(g) or (ii) Noah terminates this Agreement in accordance with Section 10.1(h), then on the date of termination Noah shall pay TBOP a cash amount of One Million Sixteen Thousand Five Hundred Sixty Dollars ($1,016,560) as an agreed-upon termination fee (the “Termination Fee”). In addition, if, after, the date of this Agreement, Noah terminates this Agreement in accordance with Section 10.1(i) (a “Trigger Event”) after the occurrence of an Acquisition Proposal, and an Acquisition Transaction, as defined below, involving Noah is consummated or a definitive agreement is entered into by Noah relating to an Acquisition Transaction, in either case within 12 months following a Trigger Event (a “Subsequent Trigger Event”), then, upon such Subsequent Trigger Event, in addition to any other rights and remedies of TBOP, Noah shall pay TBOP the Termination Fee. If payment of the Termination Fee is made, then except in the case of fraud or a knowing, intentional and material breach, TBOP will not have any other rights or claims against Noah or its subsidiaries, or their respective officers and directors, under this Agreement, it being agreed that, except as set forth above, the acceptance of the Termination Fee under Section 10.2(c) will constitute the sole and exclusive remedy of TBOP against Noah, or their respective officers and directors. For purposes of this Section 10.2(c), “Acquisition Transaction” means any of the following: (w) a merger or consolidation, or any similar transaction (other than the Merger) of any company with Noah; (x) a purchase, lease or other acquisition of all or substantially all the assets of Noah; (y) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) that would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of Noah; or (z) a tender or exchange offer to acquire securities representing 25% or more of the voting power of Noah.

(d) Noah and TBOP agree that the Termination Fee is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

(e) If Noah fails promptly to pay the amount due pursuant to Section 10.2(c), and, in order to obtain such payment, TBOP commences a suit which results in a judgment against Noah for the Termination Fee, as applicable, Noah shall pay the costs and expenses of TBOP (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Noah fails to pay the amounts payable pursuant to Section 10.2(c) when due, then Noah shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

Section 10.3 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of TBOP and Noah.

Section 10.4 Waivers. Subject to Section 11.11 hereof, prior to or at the Effective Time of the Merger, TBOP, on the one hand, and Noah, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, that, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5 Non-Survival of Representations, Warranties and Covenants. The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by TBOP or Noah shall not survive the Effective Time of Merger, except that Section 2.2, Section 5.3(b), Section 6.3 and Section 6.4 shall survive the Effective Time of the Merger, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than TBOP or Noah (or directors and officers thereof in their capacities as such) shall not survive the Effective Time of the Merger; provided that no representation or warranty of TBOP or Noah contained herein shall be deemed to be terminated or extinguished so as to deprive TBOP, on the one hand, or Noah, on the other hand, of any defense at law or in equity which either of them otherwise would have to any claim against them by any person, including, without limitation, any shareholder or former shareholder of either party. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that TBOP or Noah and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a person shall mean (i) any other person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of 10% or greater equity or voting interest of such person or (iii) any other persons for which a person described in clause (ii) acts in any such capacity.

“Auditor Opinion” shall have the meaning given to such term in Section 5.11.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.

“Environmental Law” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree or injunction relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by substance as a component.

“Exchange Act” shall have the meaning given to such term in Section 3.2(c).

“FDIC” means the Federal Deposit Insurance Corporation.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Entity” shall have the meaning given to such term in Section 3.25(a).

“Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local law. Hazardous Material shall include, but not be limited to, (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of any Governmental Entity and any polychlorinated biphenyls).

“Knowledge” as used shall mean those facts that are known, or reasonably should have been known, with respect to Noah, by Edwin H. Lloyd, Chairman of the Board; Glenn Richard James, Esq., Executive Vice President and General Counsel; Michael R. Reinhard, Chief Strategy Officer; and Hyun Jun An, Acting President and Chief Financial Officer, or with respect to TBOP, Edward J. Dietzler, President and CEO, Daniel J. O’Donnell, Executive Vice President, General Counsel and Chief Operating Officer; and George S. Rapp, Executive Vice President and CFO, and includes any facts, matters or circumstances set forth in any written notice from any bank regulatory agencies or any other material written notice received by that Person.

“Loan Property” means any property owned by Noah, or in which Noah holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect,” with respect to any party, shall mean any event, change or occurrence that, together with any other event, change or occurrence, has a material adverse impact on (i) the properties, assets, liabilities, financial condition, business or results of operation, of such party and its respective subsidiaries, if any, taken as a whole (provided, however, that with respect to this clause (i), “Material Adverse Effect” shall not be deemed to include changes, effects, events, or occurrences after the date hereof relating to (A) global, national or regional political conditions (including the outbreak of war or acts of terrorism or other international, national or regional calamity or any material worsening or escalation of such conditions) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries; (B) public disclosure of the transactions contemplated by this Agreement, actions expressly required by this Agreement and actions and omissions of a party hereto (or any of its subsidiaries) taken with the prior written consent of the other party as permitted by this Agreement, (C) the effect of incurring and paying reasonable expenses in connection with negotiating, entering into, performing and consummating the transactions contemplated by this Agreement, (D) changes in applicable laws or the interpretation thereof by Regulatory Authorities generally affecting financial institutions and their holding companies that do not have a materially disproportionate impact on such party, and (E) changes in GAAP, regulatory accounting requirements or the interpretation thereof generally affecting financial institutions and their holding companies that do not have a materially disproportionate impact on such party); or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

“Named Officers” means Hyun Jun An; Glenn Richard James, Esq.; and Michael R. Reinhard.

“Noah Disclosure Schedules” shall mean the disclosure schedules, dated as of the date of this Agreement and delivered to TBOP by Noah prior to execution of this Agreement.

“Noah Incentive Compensation Plan” shall have the meaning given to such term in Section 3.2(a).

“Noah Restricted Stock Awards” shall have the meaning given to such term in Section 3.2(a).

“Noah Systems” shall have the meaning given to such term in Section 3.28(b).

“Nonperforming Assets” means all loans in nonaccrual status, as defined in the Federal Financial Institutions Examination Council Instructions for Preparation of Consolidated Reports of Condition and Income (“Call Report Instructions”).

“PADOBS” means the Pennsylvania Department of Banking and Securities.

“Participation Facility” means any facility in which Noah has engaged in Participation in the Management of such facility, and, where required by the context, includes the owner or operator of such facility, but only with respect to such facility.

“Participation in the Management” of a facility has the meaning set forth in 42 USC §9601(20) (E) and (F).

“Proxy Statement” shall have the meaning given to such term in Section 3.26.

“Regulatory Authorities” shall mean, collectively, the United States Department of Justice, the Federal Reserve, the FDIC, all state bank regulatory agencies having jurisdiction over the Parties (including the PADOBS and the New Jersey Department of banking and Insurance), the Financial Institution Regulatory Authority and the SEC.

“Subsidiary” means any corporation, financial institution, joint venture, partnership, limited liability company, trust or other business entity: (i) 25% or more of any outstanding class of whose voting interests is directly or indirectly owned by the relevant Person, or is held by it with power to vote; (ii) the election of a majority of whose directors, trustees, general partners or comparable governing body is controlled in any manner by the relevant Person; or (iii) with respect to the management or policies of which the relevant Person has the power, directly or indirectly, to exercise a controlling influence. Subsidiary shall include an indirect Subsidiary of the relevant Person that is controlled in any manner specified above through one or more corporations or financial institutions that are themselves Subsidiaries.

“TBOP Disclosure Schedules” shall mean the disclosure schedules, dated as of the date of this Agreement and delivered to Noah by TBOP prior to execution of this Agreement.

“TBOP Reports” shall mean the reports, schedules or definitive proxy statements filed with or furnished to the FDIC by TBOP pursuant to the Exchange Act.

Section 11.2 Entire Agreement. This Agreement and the documents referred to herein contain the entire agreement between TBOP and Noah with respect to the transactions contemplated hereunder, and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors. Except as expressly set forth in Section 6.4 of this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any person, firm, corporation or entity, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.3 Notices. All notices, requests or other communications that are required or permitted hereunder shall be in writing and sufficient and deemed given if delivered personally, emailed (with confirmation), or sent by first class or registered or certified United States mail, postage prepaid, sent by a nationally recognized overnight delivery service (with confirmation), addressed as follows:

If to Noah:

Noah Bank

7301 Old York Road

Elkins Park, PA 19027

Attention: Edwin H. Lloyd, Chairman of the Board

Email: ELloyd@noahbank.com

With a copy to:

Holland & Knight LLP

800 17th Street

Washington, DC 20006

Attention: Jeffrey D. Haas, Esq.

Email: jeffrey.haas@hklaw.com

If to TBOP, then to:

The Bank of Princeton

183 Bayard Lane

Princeton, New Jersey 08540

Attention: Edward J. Dietzler, President and Chief Executive Officer

Email: edietzler@thebankofprinceton.com

With a copy to:

Stevens & Lee

100 Lenox Drive, Suite 200

Lawrenceville, NJ 08648

Attention: Edward C. Hogan, Esq.

Email:edward.hogan@stevenslee.com

Section 11.4 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if, but only if, pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended.

Section 11.5 Costs and Expenses. Except as set forth in Section 10.2, expenses incurred by Noah on the one hand and TBOP on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its Affiliates, shall be borne solely and entirely by the party that has incurred same.

Section 11.6 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are in no way to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document.

Section 11.8 Persons Bound; No Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any party hereto unless the prior written consent of the other Parties is first obtained (other than by TBOP to a subsidiary of TBOP).

Section 11.9 Governing Law. This Agreement is made and shall be governed by and construed in accordance with the laws of the State of New Jersey (without respect to its conflicts of laws principles) except to the extent federal law may apply.

Section 11.10 Exhibits and Schedules. Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

Section 11.11 Waiver. The waiver by any party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement. A waiver by any party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time. The exercise of any remedy provided by law, equity or otherwise and the provisions in this Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded. The waiver of any provision of this Agreement must be signed by the Party or Parties against whom enforcement of the waiver is sought. This Agreement and any exhibit, memorandum or schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each party hereto.

Section 11.12 Specific Performance. The Parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 11.13 Construction of Terms. Whenever used in this Agreement, the singular number shall include the plural and the plural the singular. Pronouns of one gender shall include all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with GAAP, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof”, “herein”, and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including”, “included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements. The recitals hereto constitute an integral part of this Agreement.

Section 11.14 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.14.

Section 11.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall (and each party hereto shall cause its Subsidiaries and representatives not to) raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

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[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

THE BANK OF PRINCETON

By:	/s/ Edward Dietzler
Edward Dietzler
President and Chief Executive Officer

NOAH BANK

By:	/s/ Edwin H. Lloyd
Edwin H. Lloyd
Chairman of the Board

EXHIBIT A

PLAN OF MERGER

between

TBOP ACQUISITION COMPANY

and

NOAH BANK

THIS PLAN OF MERGER (“Plan of Merger”) is entered into as of the      day of                 , 2022 by and between TBOP ACQUISITION COMPANY, a Pennsylvania corporation (“Merger Sub”), and NOAH BANK (“Noah”), a Pennsylvania-chartered commercial bank.

WHEREAS, this Plan of Merger is being entered into pursuant to the Agreement and Plan of Merger dated as of                 , 2022 (the “Merger Agreement”) by and between The Bank of Princeton (“TBOP”) and Noah; and

WHEREAS, this Plan of Merger has been approved by the required vote of the directors of each of Noah and Merger Sub.

NOW, THEREFORE, in consideration of the covenants and agreements of the parties contained herein, the parties hereto hereby make, adopt and approve this Plan of Merger in order to set forth the terms and conditions for the merger of Merger Sub with and into Noah, with Noah surviving (the “Merger”).

1. Merger. Subject to the terms and conditions set forth in this Plan of Merger, at the Effective Time (as defined below), Merger Sub shall be merged with and into Noah pursuant to Sections 1601-1610 of the Pennsylvania Banking Code of 1965, as amended (“PABC”) and the applicable regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the Pennsylvania Department of Banking and Securities (“PADOBS”). Upon consummation of the Merger, the separate existence of Merger Sub shall cease and Noah shall continue as the resulting institution (the “Resulting Bank”).

2. Effective Time. The Merger shall be effective upon the filing of articles of merger with the Pennsylvania Department of State (the “Effective Time”); provided, however, that such filing shall not occur until all of the following events have taken place: (a) the Merger shall have been approved by the PADOBS, the FDIC, the New Jersey Department of Banking and Insurance, and if required by law or regulation, the Board of Governors of the Federal Reserve System; (b) TBOP, the sole shareholder of Merger Sub, and the shareholders of Noah shall have adopted this Plan of Merger; and (c) any applicable regulatory waiting periods shall have expired.

3. Constituent Institutions. The names of the constituent institutions to the Merger are Noah Bank and TBOP Acquisition Company.

4. Name of Resulting Institution. At and after the Effective Time, the name of the resulting institution in the Merger shall be Noah Bank.

5. Offices of Resulting Institution. The location of the home office and branch offices of the Resulting Bank shall be as provided in Appendix 1 to this Plan of Merger.

6. Directors and Officers of Resulting Institution. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Resulting Bank immediately after the Effective Time. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Resulting Bank immediately after the Effective Time.

7. Merger Sub Common Stock. The shares of common stock, $0.10 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger.

8. Noah Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of Merger Sub or Noah, all of the outstanding shares of the capital stock of Noah shall automatically be canceled and converted into the right to receive the Merger Consideration, as defined in Section 2.1 of the Merger Agreement.

9. Effect of Merger; Rights and Duties of Resulting Institution. At the Effective Time, Merger Sub shall be merged with and into Noah, with Noah as the Resulting Bank. The business of the Resulting Bank shall be that of a Pennsylvania chartered commercial bank, as provided for in its articles of incorporation. All assets, rights, interests, privileges, powers, franchises and property (real, personal and mixed) of Merger Sub and Noah shall be automatically transferred to and vested in the Resulting Bank by virtue of the Merger without any deed or other document of transfer. The Resulting Bank, without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the assets, rights, privileges, powers, properties, franchises and interests, including, without limitation, appointments, powers, designations, nominations and all other rights, interests and powers as agent or fiduciary, in the same manner and to the same extent as such rights, interests and powers were held or enjoyed by Merger Sub and Noah respectively. The Resulting Bank shall be responsible for all of the liabilities, restrictions and duties of every kind and description of both Merger Sub and Noah, immediately prior to the Merger, including, without limitation, liabilities for all savings accounts, deposits, debts, obligations and contracts of Merger Sub and Noah, respectively, matured or unmatured, whether accrued, absolute, contingent and otherwise and whether or not reflected or reserved against on balance sheets, books of accounts or records of either Merger Sub or Noah. All rights of creditors and other obligors and all liens on property of Merger Sub and Noah shall be preserved and shall not be released or impaired.

10. Effect on Deposit Accounts. All deposit accounts of Noah shall be and become deposit accounts in the Resulting Bank without change in their respective terms, maturity, minimum required balances or withdrawal value. Appropriate evidence of the deposit account in the Resulting Bank shall be provided by the Resulting Bank to each deposit account holder of Noah, as necessary, after consummation of the Merger.

11. Charter and Bylaws of Resulting Institution. The articles of incorporation of Noah as in effect at the Effective Time shall be the articles of incorporation of the Resulting Bank at and after the Effective Time. The bylaws of Noah as in effect at the Effective Time shall be the bylaws of the Resulting Bank at and after the Effective Time.

12. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the conditions set forth in the Merger Agreement, with the conditions to the obligations of TBOP also being the conditions to the obligations of Merger Sub under this Plan of Merger.

13. Other Defined Terms. All terms used in this Plan of Merger shall, unless defined herein, have the meanings set forth in the Merger Agreement. The Merger Agreement is incorporated herein by this reference and made a part hereof to the extent necessary or appropriate to effect and consummate the terms of this Plan of Merger and the Merger Agreement.

14. Execution in Counterparts. This Plan of Merger may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.

15. Captions. The captions heading the sections in this Plan of Merger are for convenience only and shall not affect the construction or interpretation of this Plan of Merger.

16. Amendment. Subject to applicable law, at any time prior to the consummation of the Merger, this Plan of Merger may be amended by an instrument in writing signed on behalf of each of the parties hereto.

17. Termination. This Plan of Merger shall terminate and become null and void, and the transactions contemplated herein shall thereupon be abandoned, upon any occurrence of a permitted termination of the Merger Agreement pursuant to Article 10 thereof.

18. Governing Law. This Plan of Merger shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, each of the Parties has caused this Plan of Merger to be duly executed and delivered by its duly authorized officers as of the date first above written.

ATTEST:	TBOP ACQUISITION COMPANY

By:
Edward J. Dietzler
President and Chief Executive Officer

ATTEST:	NOAH BANK

By:
Name:
Title:

APPENDIX 1

Office Locations of Resulting Bank

Main Office:		7301 Old York Road
Elkins Park, PA 19027

Branch Offices:

Manhattan Branch	-	308 Fifth Ave
New York, NY 10001

Jericho Branch	-	350 North Broadway
Unit 352
Jericho, NY 112753

Flushing Branch	-	154-02 Northern Boulevard
Flushing, NY 11354

Palisades Park Branch	-	499 Broad Avenue
Palisades Park, NJ 07659

Fort Lee Branch	-	ARTICLE 122337 LEMOINE AVENUE
Fort Lee, NJ 07024

EXHIBIT B

FORM OF SUPPORT AGREEMENT

October     , 2022

The Bank of Princeton

183 Bayard Lane

Princeton, New Jersey 08540

Gentlemen:

I understand that The Bank of Princeton (“TBOP”) and Noah Bank (“Noah”) are considering entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein: (a) TBOP will acquire Noah by a merger of an acquisition subsidiary of TBOP (“Merger Sub”) with and into Noah pursuant to a Plan of Merger between Merger Sub and Noah (the “Plan of Merger”); and (b) shareholders of Noah will receive cash in exchange for their shares of Noah common stock owned on the closing date (the foregoing, collectively, the “Transaction”). Capitalized terms used herein but not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement.

I understand that TBOP is requiring, as a condition to its execution and delivery to Noah of the Merger Agreement, that I first execute and deliver to TBOP this Letter Agreement. Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1. I agree to vote or cause to be voted for approval of the Merger Agreement and the Plan of Merger all shares of Noah common stock over which I exercise sole or shared voting power as of the record date of the Noah shareholder meeting at which the Merger Agreement will be presented for approval, and I agree that I shall vote such shares and any other shares over which I exercise sole or shared voting power as of the record date for voting for any such meeting of shareholders against approval or adoption of any other merger, business combination, recapitalization, liquidation or other similar transaction involving Noah that TBOP or Merger Sub is not a party to, at such meeting of shareholders of Noah. Further, I agree that I will not execute any document to rescind or amend in any manner any prior vote that I cast or cause to be voted in favor of the Merger Agreement and the Plan of Merger.

2. Through the earliest to occur of (i) the vote of approval of the Merger Agreement and Plan of Merger by Noah shareholders, or (ii) termination of the Merger Agreement, I agree not to offer, sell, exercise, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any shares of Noah common stock over which I exercise sole or shared investment power, whether such shares are held as of the date of this Letter Agreement or are acquired thereafter, except for transfers by will or operation of law.

3. As of the date of this Letter Agreement, I have sole or shared voting power over the number of shares of Noah common stock, if any, set forth below opposite my signature line.

4. I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles. I further represent that I (a) have carefully reviewed this Letter Agreement; (b) understand the meaning and consequences of this Letter Agreement; (c) have been advised by Noah to consult with legal counsel prior to the execution of this Letter Agreement, and have had the opportunity to so consult with legal counsel; and (d) am signing this Letter Agreement knowingly and voluntarily.

5. I will not make any public statements with respect to the Transaction contrary to or inconsistent with the statements made by Noah in support of the Transaction or the Noah Board of Directors’ recommendation to its shareholders to vote in favor of the Merger Agreement and Plan of Merger. In no event will I recommend or advise any shareholder of Noah to not vote in favor of the Transaction or not to vote their shares at the Noah meeting of shareholders to approve the Merger Agreement and Plan of Merger, nor will I recommend or advise any Noah shareholder to sell their Noah stock prior to the Effective Time of the Merger. Further, I agree that I will not recommend or advise any party to vote shares of Noah common stock at any meeting of shareholders of Noah for a transaction involving Noah that TBOP or Merger Sub is not a party thereto.

6. This Letter Agreement shall be governed by the laws of the State of New Jersey, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

I am signing this Letter Agreement in my capacity as an individual and a shareholder of Noah and not in any other capacity (including as a director or an executive officer of Noah). This Letter Agreement shall be effective upon acceptance by TBOP.

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This Letter Agreement shall terminate concurrently with, and automatically upon, any termination of the Merger Agreement prior to consummation of the proposed transaction in accordance with its terms, except that any such termination shall be without prejudice to TBOP’s rights arising out of any willful breach of any covenant or representation contained herein.

Very truly yours,

Name:

[Please Print Name Below the Line and Sign Above]

Number of shares held: Sole voting power:

      Shared voting power:

Accepted:	THE BANK OF PRINCETON

By:
Edward J. Dietzler, President and CEO

EXHIBIT C

FORM OF SUPPORT AGREEMENT (LARGE SHAREHOLERS)

                             , 2022

The Bank of Princeton

183 Bayard Lane

Princeton, New Jersey 08540

Gentlemen:

I understand that The Bank of Princeton (“TBOP”) and Noah Bank (“Noah”) are considering entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein: (a) TBOP will acquire Noah by a merger of an acquisition subsidiary of TBOP (“Merger Sub”) with and into Noah pursuant to a Plan of Merger between Merger Sub and Noah (the “Plan of Merger”); and (b) shareholders of Noah will receive cash in exchange for their shares of Noah common stock owned on the closing date (the foregoing, collectively, the “Transaction”). Capitalized terms used herein but not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement.

I understand that TBOP and Noah desire that prior to their execution and delivery of the Merger Agreement, I first execute and deliver to TBOP this Letter Agreement. I have been supplied with and reviewed one or more draft copies of the Merger Agreement.

I acknowledge that I have such knowledge and experience in financial and business matters that I am capable of understanding the Merger Agreement and evaluating the merits and risks of Noah entering into the Merger Agreement. I have had an opportunity to ask questions of, and received satisfactory answers from, Noah and persons acting on Noah’s behalf, concerning the terms and conditions of the Merger Agreement, and all such questions have been answered to my full satisfaction.

Based on the foregoing and intending to be legally bound hereby, I irrevocably agree and represent as follows:

1. I agree to vote or cause to be voted for approval of the Merger Agreement and the Plan of Merger all shares of Noah common stock over which I exercise sole or shared voting power as of the record date of the Noah shareholder meeting at which the Merger Agreement will be presented for approval, and I agree that I shall vote such shares and any other shares over which I exercise sole or shared voting power as of the record date for voting for any such meeting of shareholders against approval or adoption of any other merger, business combination, recapitalization, liquidation or other similar transaction involving Noah that TBOP or Merger Sub is not a party to, at such meeting of shareholders of Noah. Further, I agree that I will not execute any document to rescind or amend in any manner any prior vote that I cast or cause to be voted in favor of the Merger Agreement and the Plan of Merger.

2. As of the date of this Letter Agreement, I have sole or shared voting power over the number of shares of Noah common stock, if any, set forth below opposite my signature line.

3. I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles. I further represent that I (a) have carefully reviewed this Letter Agreement; (b) understand the meaning and consequences of this Letter Agreement; (c) have been advised by Noah to consult with legal counsel prior to the execution of this Letter Agreement, and have had the opportunity to so consult with legal counsel; and (d) am signing this Letter Agreement knowingly and voluntarily.

4. I will not make any public statements with respect to the Transaction contrary to or inconsistent with the statements made by Noah in support of the Transaction or the Noah Board of Directors’ recommendation to its shareholders to vote in favor of the Merger Agreement and Plan of Merger. In no event will I recommend or advise any shareholder of Noah to not vote in favor of the Transaction or not to vote their shares at the Noah meeting of shareholders to approve the Merger Agreement and Plan of Merger, nor will I recommend or advise any Noah shareholder to sell their Noah stock prior to the Effective Time of the Merger. Further, I agree that I will not recommend or advise any party to vote shares of Noah common stock at any meeting of shareholders of Noah for a transaction involving Noah that TBOP or Merger Sub is not a party thereto.

5. This Letter Agreement shall be governed by the laws of the State of New Jersey, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

I am signing this Letter Agreement in my capacity as a shareholder of Noah and not in any other capacity. This Letter Agreement shall be effective upon acceptance by TBOP.

[The remainder of this page is intentionally left blank. The signature page is the next page.]

This Letter Agreement shall terminate concurrently with, and automatically upon, any termination of the Merger Agreement prior to consummation of the proposed Transaction in accordance with its terms.

Very truly yours,

Name:

[Please Print Name Below the Line and Sign Above]

Number of shares held: Sole voting power:

      Shared voting power:

Accepted:	THE BANK OF PRINCETON

By:
Edward J. Dietzler, President and CEO

EXHIBIT D

Supporting Shareholders

[REDACTED]